UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of July 2015

Commission File Number:  001-16601

FRONTLINE LTD.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On July 1, 2015, Frontline Ltd., a limited company incorporated in Bermuda ("Frontline") and Frontline 2012 Ltd., a limited company incorporated in Bermuda ("Frontline 2012") entered into an agreement and plan of merger (the "Merger Agreement").  Attached to this Form 6-k as Exhibit 99.1 is the Merger Agreement; as Exhibit 99.2 is a voting agreement entered into in connection with the merger; and as Exhibit 99.3 is the press released issued by Frontline announcing the merger.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD. (registrant)

Dated: July 2, 2015	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

Exhibit 99.1

Execution Copy

AGREEMENT AND PLAN OF MERGER,
DATED AS OF July 1, 2015,
among
FRONTLINE LTD.

 FRONTLINE ACQUISITION LTD.
and
FRONTLINE 2012 LTD.

TABLE OF CONTENTS
i

ii

AGREEMENT AND PLAN OF MERGER
AGREEMENT AND PLAN OF MERGER, dated as of July 1, 2015 (this "Agreement"), between Frontline Ltd., a limited company incorporated in Bermuda and having its registered address at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda ("Parent"), Frontline Acquisition Ltd., a limited company incorporated in Bermuda and a wholly owned subsidiary of  Parent having its registered address at Par-la-Ville Place, 14 Par-la-Ville Road,  Hamilton HM08, Bermuda ("Merger Sub"), and Frontline 2012 Ltd., a limited company incorporated in Bermuda and having its registered address at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda ("FRNT").  Parent, Merger Sub and FRNT are sometimes referred to herein individually as a "Party" and collectively as the "Parties."
RECITALS
WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, the Parties wish to merge Merger Sub with FRNT (the "Merger") in accordance with Section 104H of the Bermuda Companies Act, with FRNT continuing as the surviving company;
WHEREAS, the disinterested members of FRNT's board of directors (the "FRNT Board") have unanimously (i) determined that the Merger is advisable and fair to, and in the best interests of, FRNT and the shareholders of  FRNT (other than the shareholders of  FRNT with an interest in Parent), (ii) approved the Merger and this Agreement and the Bermuda Merger Agreement (as hereinafter defined), and (iii) recommend the approval of the Merger, this Agreement and the Bermuda Merger Agreement to FRNT's shareholders;
WHEREAS, the disinterested members of Parent's board of directors (the "Parent Board") have unanimously (i) determined that the Merger is advisable and fair to, and in the best interests of, Parent and the shareholders of  Parent (other than the shareholders of Parent with an interest in FRNT), (ii) approved the Merger, this Agreement and the Bermuda Merger Agreement and (iii) recommend the approval of the Merger, this Agreement and the Bermuda Merger Agreement to Parent's shareholders;
WHEREAS, the members of Merger Sub's board of directors and Merger Sub's sole shareholder have unanimously approved the Merger, this Agreement and the Bermuda Merger Agreement;
WHEREAS, each of FRNT and Parent intend to convene meetings of their respective shareholders to vote on approval of the Merger, this Agreement and the Bermuda Merger Agreement; and
WHEREAS, simultaneously with the execution and delivery of this Agreement and as a condition and inducement to the willingness of the Parties to enter into this Agreement, certain shareholders of each of FRNT and Parent (the "Principal Shareholders") are entering into voting agreements (the "Voting Agreements") with the Parties pursuant to which, among other things, the Principal Shareholders have agreed, on the terms and subject to the conditions set forth in the Voting Agreements, to (a) vote their FRNT Common Shares or Parent Common Shares, as the case may be, in favor of approval of this Agreement, the Merger and (in the case of FRNT Common Shares) the Bermuda Merger Agreement, and (b) take other actions in furtherance of the Merger and the transactions contemplated hereby and thereby.
NOW, THEREFORE, in consideration of the foregoing and the representations and warranties, covenants and agreements contained herein, the Parties agree as follows:

ARTICLE I
 CERTAIN DEFINITIONS
SECTION 1.1.       Certain Definitions.
(a)            When used in this Agreement, the following terms will have the meanings assigned to them in this Section 1.1(a):
"1933 Act" means the United States Securities Act of 1933, as amended.
"1934 Act" means the United States Securities Exchange Act of 1934, as amended.
"Acquisition Proposal" means any offer, proposal or indication of interest by a Third Party relating to any transaction or series of transactions involving (i) any acquisition or purchase, direct or indirect, of 15% or more of the consolidated assets of a Party and its Subsidiaries, assets of a Party and/or any of its Subsidiaries that represented, individually or in the aggregate, 15% or more of the consolidated net income or revenues of such Party for the then most recently completed four quarter period, or 15% or more of any class of equity or voting securities of a Party or any one or more of its Subsidiaries whose assets (or whose net income or revenues for the then most recently completed four quarter period), individually or in the aggregate, constitute (or represented) 15% or more of the consolidated assets (or of the consolidated net income or revenues for the then most recently completed four quarter period) of such Party, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in a Third Party beneficially owning 15% or more of any class of equity or voting securities of a Party or any one or more of its Subsidiaries whose assets (or net income or revenues for the then most recently completed four quarter period), individually or in the aggregate, constitute (or represented) 15% or more of the consolidated assets (or of the consolidated net income or revenues for the most recently completed four quarter period) of such Party, or (iii) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, extraordinary dividend, dissolution or other similar transaction involving a Party or any of its Subsidiaries whose assets (or whose net income or revenues for the then most recently completed four quarter period), individually or in the aggregate, constitute (or represented) 15% or more of the consolidated assets (or of the consolidated net income or revenues for the then most recently completed four quarter period) of such Party.
"Action" means any litigation, claim, action, suit, hearing, proceeding, arbitration, audit, inspection or other investigation (whether civil, criminal, administrative, labor or investigative).

"Affiliate" means, with respect to a Person, any other Person that, directly or indirectly, through one or more intermediaries, Controls, is Controlled by or is under common Control with, such Person.  For purposes of this definition and as used otherwise in this Agreement, "Control" (including the terms "Controlled by" and "under common Control with") means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, as trustee or executor, by Contract or otherwise.
"Applicable Law" means, with respect to any Person, any foreign, supranational, federal, state, provincial or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.
"Benefit Plan" means a FRNT Benefit Plan or a Parent Benefit Plan.
"Bermuda Companies Act" means the Bermuda Companies Act of 1981, as amended.
"Bermuda Merger Agreement" means the Merger Agreement in the form attached hereto as Exhibit A to be executed and delivered by the Parties as contemplated by the terms of this Agreement.
 "Business Day" means (except as otherwise expressly set forth herein) a day other than Saturday, Sunday or other day on which commercial banks located in New York, New York or Hamilton, Bermuda or Oslo, Norway are authorized or required by Applicable Law to close.
"Code" means the United States Internal Revenue Code of 1986, as amended.
"Contract" means any contract, agreement, note, bond, indenture, mortgage, guarantee, option, lease, license, sales or purchase order, warranty, commitment or other instrument, obligation or binding arrangement or understanding of any kind, whether written or oral.
"Dissenting Shareholder" means a holder of FRNT Common Shares who did not vote in favor of the Merger and who complies with all of the provisions of the Bermuda Companies Act concerning the right of holders of FRNT Common Shares to require appraisal of their shares under the Bermuda Companies Act.
"Dissenting Shares" means any FRNT Common Share held by a Dissenting Shareholder.
"Environmental Laws" means Applicable Laws, any agreement with any Governmental Authority and Maritime Guidelines relating to human health and safety, the protection of the environment or to pollutants, contaminants, wastes or chemicals or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substances, wastes or materials.

"Equitable Exceptions" means the extent to which the enforceability of a Contract may be limited by (i) applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, or similar laws from time to time in effect affecting generally the enforcement of creditors' rights and remedies; and (ii) general principles of equity.
"Exchange Fund" means the certificates representing whole Parent Common Shares issued in exchange for the Certificates, together with any dividends or distributions with respect thereto, plus cash in an amount sufficient to make payment of cash in lieu of fractional shares to holders of FRNT Common Shares in accordance with the terms of this Agreement.
"Exchange Ratio" means 2.55.
"FRNT Acquisition Proposal" means an Acquisition Proposal related to FRNT.
"FRNT Balance Sheet" means the consolidated balance sheet of FRNT and its Subsidiaries as of December 31, 2014, and the footnotes thereto.
"FRNT Benefit Plan" means any employee benefit plan, including any (i) deferred compensation or retirement plan or arrangement, (ii) defined contribution retirement plan or arrangement, (iii) defined benefit retirement plan or arrangement, (iv) employee welfare benefit plan or material fringe benefit plan or program, or (v) share purchase, share option, severance pay, employment, change-in-control, vacation pay, salary continuation, sick leave, excess benefit, bonus or other incentive compensation, life insurance, or other employee benefit plan, contract, program, policy or other arrangement, under which any present or former employee of any FRNT Company has any present or future right to compensation, payments or benefits sponsored or maintained or contributed to by any FRNT Company.
"FRNT Common Shares" means the ordinary shares, par value $2.00 per share, of FRNT.
"FRNT Companies" means FRNT and its Subsidiaries (and a "FRNT Company" shall mean any of the foregoing).
"FRNT Disclosure Letter" means the disclosure letter regarding this Agreement that will be delivered by FRNT to Parent as promptly as practicable after the date hereof and in no event later than three Business Days prior to the date on which FRNT shall mail the Joint Proxy Statement/Prospectus to the holders of FRNT Common Shares.
"FRNT Material Adverse Effect" means (i) a material adverse effect on the financial condition, business, assets (including Vessels, save for ordinary wear and tear), liabilities or results of operations of the FRNT Companies, taken as a whole, excluding any effect resulting from (A) changes in Applicable Law or GAAP, (B) changes in the global financial or securities markets or general global economic or political conditions, (C) changes or conditions generally affecting the industry in which the FRNT Companies operate, (D) acts of war, sabotage or terrorism or natural disasters, or (E) the announcement or consummation of the Merger; provided that the effect of any matter referred to in clauses (A), (B), (C), or (D) shall only be excluded to the extent that such matter does not disproportionately affect the FRNT Companies, taken as a whole, relative to other entities operating in the industry in which the FRNT Companies operate, or (ii) any event, circumstance or effect that materially impairs the ability of  the Parties to perform their respective obligations under this Agreement or materially delays the consummation of the Merger.

"GAAP" means generally accepted accounting principles in the United States.
"Governmental Authority" means any entity or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to United States federal, state or local government or other non-United States (including Bermuda), international, multinational or other government, including any department, commission, board, agency, instrumentality, political subdivision, bureau, official or other regulatory, administrative or judicial authority thereof and any self-regulatory organization.
"Governmental Authorizations" means, with respect to any Person, all licenses, permits (including construction permits), certificates, waivers, consents, franchises, exemptions, variances, expirations and terminations of any waiting period requirements and other authorizations and approvals issued to such Person by or obtained by such Person from any Governmental Authority, or of which such Person has the benefit under any Applicable Law.
"Indebtedness" means, with respect to any Person, without duplication, any (i) obligation of such Person with respect to any indebtedness for borrowed money (including all obligations for principal, interest, premiums, penalties, fees, expenses and breakage costs), (ii) obligation of such Person with respect to any indebtedness evidenced by any bond, debenture, note, mortgage, indenture or other debt instrument or debt security (including all obligations for principal, interest, premiums, penalties, fees, expenses and breakage costs), (iii) commitments of such Person for which it assures a financial institution against loss (including contingent reimbursement obligations with respect to banker's acceptances or letters of credit), (iv) liability of such Person with respect to interest rate or currency exchange swaps, collars, caps or similar hedging obligations, and (v) responsibility or liability of such Person directly or indirectly as obligor, guarantor, surety or otherwise of any of the foregoing of another Person.
"Knowledge of FRNT" or any similar phrase means the knowledge of the following persons:  Inger M. Klemp, Aage Østern, Graham Baker, Robert Hvide Macleod and Georgina Sousa.
"Knowledge of Parent" or any similar phrase means the knowledge of the following persons:  Inger M. Klemp, Aage Østern, Graham Baker, Robert Hvide Macleod and Georgina Sousa.
"Law" means any statute, law, ordinance, rule or regulation of any Governmental Authority.
"Lien" means, with respect to any property or asset, any mortgage, lien, pledge, hypothecation, charge, security interest, infringement, interference, right of first refusal, right of first offer, preemptive right, option, community property right or other adverse claim or encumbrance of any kind in respect of such property or asset.

"LSE" means the London Stock Exchange.
"Maritime Guidelines" means any United States, international or non-United States (including Bermuda, Liberia, Hong Kong and the Marshall Islands) rule, code of practice, convention, protocol, guideline or similar requirement or restriction concerning or relating to a Vessel, and to which a Vessel is subject and required to comply with, imposed, published or promulgated by any relevant Governmental Authority, the International Maritime Organization, such Vessel's classification society or the insurer(s) of such Vessel.
"Material Contracts" means each Contract set forth on, or required to be set forth on, Section 4.13(a) of the FRNT Disclosure Letter or Section 5.13(a) of the Parent Disclosure Letter, as the case may be.
"Newbuildings" means vessels contracted to be constructed, under construction or newly constructed for, but not yet delivered to, a Party or any of its Subsidiaries.
"NOTC" means the Norwegian Over-the-Counter information system for unlisted shares administered by the Norwegian Securities Dealers association.
"NYSE" means the New York Stock Exchange.
"Order" means any award, injunction, judgment, decree, order, ruling, subpoena or verdict or other decision issued, promulgated or entered by or with any Governmental Authority of competent jurisdiction.
"Parent Acquisition Proposal" means an Acquisition Proposal related to Parent.
"Parent Balance Sheet" means the consolidated balance sheet of Parent and its Subsidiaries as of December 31, 2014, and the footnotes thereto.
"Parent Benefit Plan" means any employee benefit plan, including any (i) deferred compensation or retirement plan or arrangement, (ii) defined contribution retirement plan or arrangement, (iii) defined benefit retirement plan or arrangement, (iv) employee welfare benefit plan or material fringe benefit plan or program, or (v) share purchase, share option, severance pay, employment, change-in-control, vacation pay, salary continuation, sick leave, excess benefit, bonus or other incentive compensation, life insurance, or other employee benefit plan, contract, program, policy or other arrangement, under which any present or former employee of any Parent Company has any present or future right to compensation, payments or benefits sponsored or maintained or contributed to by any Parent Company.
"Parent Common Shares" means the common shares, par value $1.00 per share, of Parent.
"Parent Companies" means Parent and its Subsidiaries (and a "Parent Company" shall mean any of the foregoing).
"Parent  Disclosure Documents" means any form, report, schedule, statement or other document required to be filed or provided with or to the SEC by Parent or distributed or otherwise disseminated by Parent to Parent's shareholders or FRNT's shareholders in connection with the Merger, including the Joint Proxy Statements/Prospectus.

"Parent Disclosure Letter" means the disclosure letter regarding this Agreement that will be delivered by Parent to FRNT as promptly as practicable after the date hereof and in no event later than three Business Days prior to the date on which FRNT shall mail the Joint Proxy Statement/Prospectus to the holders of FRNT Common Shares.
"Parent Material Adverse Effect" means (i) a material adverse effect on the financial condition, business, assets, liabilities or results of operations of the Parent Companies, taken as a whole, excluding any effect resulting from (A) changes in Applicable Law or GAAP, (B) changes in the global financial or securities markets or general global economic or political conditions, (C) changes or conditions generally affecting the industry in which the Parent Companies operate, (D) acts of war, sabotage or terrorism or natural disasters, or (E) the announcement or consummation of the Merger; provided that the effect of any matter referred to in clauses (A), (B), (C), or (D) shall only be excluded to the extent that such matter does not disproportionately affect the Parent Companies, taken as a whole, relative to other entities operating in the industry in which the Parent Companies operate, or (ii) any event, circumstance or effect that materially impairs the ability of the Parties to perform their respective obligations under this Agreement or materially delays the consummation of the Merger.
"Permitted Liens" means (i) Liens disclosed on the FRNT Balance Sheet or the Parent  Balance Sheet, as the case may be, (ii) Liens for Taxes that are not yet due and payable or that are being contested in good faith by appropriate proceedings (and for which adequate accruals or reserves have been established on the FRNT Balance Sheet or the Parent  Balance Sheet, as the case may be), (iii) statutory Liens of landlords and workers', carriers' and mechanics' or other like Liens incurred in the ordinary course of business consistent with past practices for amounts that are not yet due and payable or that are being contested in good faith, (iv) Liens and encroachments which do not materially interfere with the present or proposed use of the properties or assets to which such Lien relates, or (v) other maritime liens, charges and encumbrances incidental to the conduct of the business of FRNT or Parent, as the case may be, the ownership of any such Person's property and assets and which do not in the aggregate materially detract from the value of each such party's property or assets or materially impair the use thereof in the operation of its business.
"Person" means an individual, corporation, partnership, limited liability company, a trust, an unincorporated association, or other entity or organization, including a Governmental Authority.
"Quorum" means two persons at least holding or representing by proxy more than one-third (1/3) of the issued and outstanding FRNT Common Shares.
"Representatives" means, with respect to any Person, the respective directors, officers, employees, counsel, accountants, agents, advisors and other representatives of such Person.

"SEC" means the United States Securities and Exchange Commission.
"Subsidiary" means, with respect to any Person, any corporation, limited liability company, partnership, joint venture or other legal entity (whether recognized by statute or under the common law) of which such Person (either alone or through or together with any other Subsidiary), owns, directly or indirectly, more than 50% of the shares or other equity interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of a non-corporate Person.
"Tax Returns" means any return, declaration, report, claim for refund, election, disclosure, estimate or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.
"Taxes" means all federal, state, local and foreign income, profits, tonnage, franchise, gross receipts, environmental, customs duty, share capital, severance, stamp, payroll, sales, transfer, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever (whether payable directly or by withholding and whether or not requiring the filing of a Tax Return), including all estimated taxes, deficiency assessments, additions to tax, penalties and interest, whether disputed or not and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other Person.
"Third Party" means any Person, including any Person or group of Persons as such terms are defined and used in Section 13 of the 1934 Act and the rules and regulations of the SEC thereunder, other than Parent or FRNT or any of their Affiliates.
"Triggering Event" with respect to a Party shall be deemed to have occurred if: (i) the Board of Directors of such Party shall have recommended to the shareholders of such Party an Acquisition Proposal other than the Merger or shall have resolved to do so or shall have entered into any letter of intent or similar document or any agreement, contract or commitment accepting any Acquisition Proposal other than the Merger; or (ii) a tender offer or exchange offer for 15% or more of the issued and outstanding shares of such Party is commenced, and the board of directors of such Party fails to recommend against acceptance of such tender offer or exchange offer by its shareholders (including by taking no position with respect to the acceptance of such tender offer or exchange offer by its shareholders) or (iii) the board of directors of such Party withdraws, modifies or changes its recommendation of this Agreement or the Merger in a manner adverse to the other Party.
"Vessels" means Owned Vessels and Leased Vessels of the FRNT Companies or of the Parent Companies, as the case may be.
(b)            For purposes of this Agreement, except as otherwise expressly provided herein or unless the context otherwise requires: (i) the meaning assigned to each term defined herein will be equally applicable to both the singular and the plural forms of such term and vice versa, and words denoting any gender will include all genders as the context requires; (ii) where a word or phrase is defined herein, each of its other grammatical forms will have a corresponding meaning; (iii) the terms "hereof", "herein", "hereunder", "hereby" and "herewith" and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement; (iv) when a reference is made in this Agreement to an Article, Section, paragraph or Exhibit without reference to a document, such reference is to an Article, Section, paragraph or Exhibit to this Agreement; (v) a reference to a subsection without further reference to a Section is a reference to such subsection as contained in the same Section in which the reference appears, and this rule will also apply to paragraphs and other subdivisions; (vi) the word "include", "includes" or "including" when used in this Agreement will be deemed to include the words "without limitation", unless otherwise specified; (vii) a reference to any party to this Agreement or any other agreement or document will include such party's predecessors, successors and permitted assigns; (viii) a reference to any Law means such Law as amended, modified, codified, replaced or reenacted, and all rules and regulations promulgated thereunder; (ix) all accounting terms used and not defined herein have the respective meanings given to them under GAAP; and (x) any references in this Agreement to "dollars" or "$" shall be to U.S. dollars.

(c)            Additional Terms.  Each of the following terms is defined in the Section set forth opposite such term:
Term	Section
Adverse Recommendation Change	Section 6.4(a)/6.5(a)
Agreement	Preamble
Certificate of Merger	Section 2.1(c)
Certificates	Section 3.2(b)
Closing	Section 2.1(b)
Closing Date	Section 2.1(b)
Effective Time	Section 2.1(c)
End Date	Section 10.1(b)
ERISA Exchange Agent	Section 4.15(e) Section 3.2(a)
FRNT	Preamble
FRNT Board FRNT Board Recommendation	Recitals Section 4.2(b)
FRNT Charter Documents	Section 4.1
FRNT Companies Charter Documents	Section 4.5(b)
FRNT Disclosure Information	Section 4.7
FRNT Public Disclosures	Article IV
FRNT Securities	Section 4.4(b)
FRNT Shareholder Approval	Section 4.2(a)
FRNT Shareholders' Meeting	Section 7.2
FRNT Subsidiaries	Section 4.5(a)
FRNT Subsidiaries Charter Documents	Section 4.5(b)
FRNT Subsidiary Securities	Section 4.5(c)
Indemnitee	Section 8.6(a)
Interested Party Transaction	Section 4.21/5.21
Intervening Event	Section 6.4(b)(ii)/6.5(b)(ii)
Joint Proxy Statement/Prospectus	Section 7.1(a)
Leased Vessels	Section 4.12(a)/5.12(a)
Material FRNT Breach	Section 10.1(e)
Material Parent Breach	Section 10.1(d)

Term	Section
Maximum Premium	Section 8.6(b)
Merger	Recitals
Merger Application	Section 2.1(c)
Merger Consideration	Section 3.1(b)
Notice Period	Section 6.4(b)(iii)/6.5(b)(iii)
Owned Vessels	Section 4.12(a)/5.12(a)
Parent	Preamble
Parent Board	Recitals
Parent Board Recommendation	Section 5.2(b)
Parent Charter Documents	Section 5.1
Parent Companies Charter Documents	Section 5.5(b)
Parent OSE/LSE Documents	Section 5.6(b)
Parent Public Disclosures	Article V
Parent SEC Documents	Section 5.6(a)
Parent Securities	Section 5.4(b)
Parent Shareholder Approval	Section 5.2(a)
Parent Shareholders' Meeting	Section 7.2
Parent Subsidiaries	Section 5.5(a)
Parent Subsidiaries Charter Documents	Section 5.5(b)
Parent Subsidiary Securities	Section 5.5(c)
Party	Preamble
Policies	Section 4.18/5.18
Principal Shareholders	Recitals
Registrar	Section 2.1(c)
Registration Statement	Section 7.1(a)
Superior Proposal	Section 6.4(d)/6.5(d)
Surviving Company	Section 2.1(a)
Termination Fee	Section 11.4(b)
Voting Agreements	Recitals

ARTICLE II
 THE MERGER
SECTION 2.1.       The Merger.
(a)            The Merger.  At the Effective Time and upon the terms and subject to the conditions of this Agreement and in accordance with Section 104H of the Bermuda Companies Act, Merger Sub shall be merged with and into FRNT.  Following the Merger, the separate existence of Merger Sub will cease and FRNT will continue its existence under the Bermuda Companies Act as the surviving company in the Merger (as such, the "Surviving Company").
(b)            Closing.  Subject to the provisions of the Bermuda Merger Agreement and of Article IX of this Agreement, the closing of the Merger (the "Closing") shall take place at Parent's offices at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 11, Bermuda as soon as possible, but in any event no later than three (3) Business Days after the date the conditions set forth in Article IX (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) have been satisfied or, to the extent permissible, waived by the Party or Parties entitled to the benefit of such conditions, or at such other place, at such other time or on such other date as the Parties may mutually agree.  The date on which the Closing actually takes place is referred to as the "Closing Date".

(c)            Effective Time.  Subject to the terms and conditions of this Agreement and the Bermuda Merger Agreement, the Parties will (i) on or prior to the Closing Date, execute and deliver the Bermuda Merger Agreement, (ii) on or prior to the Closing Date, cause an application for registration of the Surviving Company (the "Merger Application") to be executed and delivered to the Registrar of the Companies in Bermuda (the "Registrar") as provided under Section 108 of the Bermuda Companies Act, and (iii) cause to be included in the Merger Application a request that the Registrar issue the certificate of merger with respect to the Merger (the "Certificate of Merger") on the Closing Date.  The Merger shall become effective upon the issuance of the Certificate of Merger by the Registrar (such time, the "Effective Time").
(d)            Effects of the Merger.  The Merger will have the effects set forth in this Agreement and in the Bermuda Companies Act.  Without limiting the generality of the foregoing and subject thereto, from and after the Effective Time, all the undertaking and property of FRNT and Merger Sub shall vest in the Surviving Company and all liabilities and obligations of FRNT and Merger Sub shall become the liabilities and obligations of the Surviving Company.
(e)            Memorandum of Association and Bye-Laws of the Surviving Company.  Unless mutually agreed otherwise by the Parties prior to the mailing of the Joint Proxy Statement/Prospectus, at the Effective Time, the memorandum of association of  FRNT, as in effect immediately prior to the Effective Time, shall become the memorandum of association of the Surviving Company and the bye-laws of FRNT, as in effect immediately prior to the Effective Time, shall become the bye-laws of the Surviving Company, in each case until thereafter changed or amended as provided therein or pursuant to Applicable Law.
(f)            Board of Directors of the Surviving Company.  The Parties shall take all necessary actions (including seeking corporate board of directors or shareholders actions to be taken) such that, at the Effective Time, the board of directors of the Surviving Company shall be the Persons indicated on Exhibit B hereto, serving until their respective successors are duly elected and qualified, as the case may be.
ARTICLE III
 EFFECT ON THE SHARE CAPITAL OF THE PARTIES; EXCHANGE OF CERTIFICATES
SECTION 3.1.       Effect on Share Capital.  At the Effective Time, by virtue of the Merger:
(a)            Cancellation of Treasury Shares and Party-Owned Shares.  Each FRNT Common Share held in the treasury of FRNT, and each FRNT Common Share owned by Parent or any direct or indirect wholly-owned Subsidiary of Parent or of FRNT immediately prior to the Effective Time, shall be cancelled without any conversion thereof and no payment or distribution shall be made with respect thereto.

(b)            Conversion of  FRNT Common Shares.  Each issued and outstanding FRNT Common Share (other than any shares cancelled pursuant to Section 3.1(a) and any Dissenting Shares) shall be cancelled and shall be converted automatically, payable upon surrender in the manner provided in Section 3.2 of the certificate formerly evidencing such share,  into the right to receive a number of Parent Common Shares equal to the Exchange Ratio (such Parent Common Shares into which FRNT Common Shares are converted hereunder, in the aggregate, the "Merger Consideration").
(c)            Effect on Merger Sub Shares.  Each common share of Merger Sub issued and outstanding immediately prior to the Effective Time shall automatically be converted into and become one (1) validly issued, fully paid and nonassessable common share of the Surviving Company.
SECTION 3.2.       Exchange of Certificates or Non-Certificated Shares.
(a)            Exchange Agent.  Prior to the Effective Time, and in any case not later than the date on which FRNT shall mail the Joint Proxy Statement/Prospectus to the holders of FRNT Common Shares, Parent shall enter into an agreement or arrangement with such bank, trust company or Person that may be designated by Parent and is reasonably acceptable to FRNT to serve as the exchange agent (the "Exchange Agent") in connection with the conversion of FRNT Common Shares contemplated by this Article III if an Exchange Agent is required in the circumstances.  At or immediately subsequent to the Effective Time, Parent shall authorize the Exchange Agent to issue or sell on its behalf as contemplated herein an aggregate number of Parent Common Shares equal to the full Merger Consideration (including fractional shares), as well as certificates or noncertificated Parent Common Shares in book-entry form evidencing such shares.  Any of such Parent Common Shares not required to be issued to holders of FRNT Common Shares (as a result of the non-issuance of fractional shares) shall be sold by the Exchange Agent on Parent's behalf and the proceeds thereof used to fund payments to holders of FRNT Common shares in lieu of fractional shares as contemplated hereby.  Parent shall make available to the Exchange Agent, for addition to the Exchange Fund, from time to time as needed, cash sufficient to pay cash in lieu of fractional shares in accordance with Section 3.2(d) if cash received from the sale of Parent Common Shares contemplated by this Section 3.2(a) are is sufficient for such purpose.
(b)            Exchange Procedures.  As promptly as practicable after the Effective Time, Parent shall cause the Exchange Agent to mail to each person who was, at the Effective Time, a holder of record of FRNT Common Shares entitled to receive Merger Consideration pursuant to Section 3.1: (i) a letter of transmittal (which shall be in customary form and shall specify that delivery shall be effected, and risk of loss and title to the certificates evidencing such shares (together with any book entry shares, the "Certificates") shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and (ii) instructions for use in effecting the surrender of the Certificates pursuant to such letter of transmittal, including instructions for use in effecting surrender of Certificates (or attaching affidavits of loss in lieu thereof) or non-certificated shares represented by book-entry.  In addition, FRNT shall use its reasonable best efforts to make the letter of transmittal available to all Persons who become holders of FRNT Common Shares during the period between such record date and the date of the FRNT Shareholders' Meeting.  Upon surrender to the Exchange Agent of a Certificate for cancellation, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration to which such holder is entitled in the form of a certificate or in the form of noncertificated book-entry shares representing that number of whole Parent Common Shares which such holder has the right to receive in respect of the FRNT Common Shares formerly represented by such Certificate (after taking into account all FRNT Common Shares then held by such holder), and the Certificate so surrendered shall forthwith be cancelled.  Until surrendered as contemplated by this Section 3.2, each Certificate shall be deemed at all times after the Effective Time to represent only the right to receive upon surrender the Merger Consideration in accordance with the terms of this Agreement with respect to the FRNT Common Shares formerly represented thereby.  In the event of a transfer of ownership of  FRNT Common Shares that is not registered in the register of members of FRNT, any cash to be paid upon, or Parent Common Shares to be issued upon due surrender of the Certificate formerly representing such FRNT Common Shares may be paid or issued, as the case may be, to the transferee if such Certificate is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable share transfer or similar Taxes have been paid or are not applicable.

(c)            Distributions with Respect to Unexchanged Parent Common Shares.  No dividends or other distributions declared or made after the Effective Time with respect to Parent  Common Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate the right of receipt of which is represented thereby, until the holder of such Certificate shall surrender such Certificate.  Subject to the effect of escheat, tax or other applicable Laws, following surrender of any such Certificate, there shall be paid to the holder of the certificates representing whole Parent Common Shares issued in exchange therefor, without interest, (i) promptly, the amount of any cash payable with respect to a fractional Parent Common Share to which such holder is entitled pursuant to this Article III and the amount of dividends or other distributions with a record date after the Effective Time and theretofore paid with respect to such whole Parent Common Shares, and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole Parent Common Shares.
(d)            No Fractional Shares.  No certificates or scrip representing fractional Parent Common Shares shall be issued upon the surrender for exchange of Certificates, and such fractional share interests will not entitle the owner thereof the right to vote or to any other rights of a shareholder of Parent.  Each holder of a fractional share interest shall be paid an amount in cash (without interest) equal to the product obtained by multiplying (i) such fractional share interest to which such holder (after taking into account all fractional share interests then held by such holder) would otherwise be entitled by (ii) the closing price of a Parent Common Share on the NYSE on the last trading day immediately preceding the Effective Time.  As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional share interests, the Exchange Agent shall so notify Parent, and Parent shall deposit such amount with the Exchange Agent as is necessary (together with cash received from the sale of Parent Common Shares contemplated by Section 3.2(a) above) for such purpose and shall cause the Exchange Agent to forward payments to such holders of fractional share interests subject to and in accordance with the terms of this Article III.
(e)            No Further Ownership Rights.  The Merger Consideration issued (and paid) in accordance with the terms of this Article III upon conversion of any FRNT Common Shares shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to such FRNT Common Shares subject, however, to Parent's  obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time that may have been declared or made by FRNT on such FRNT Common Shares in accordance with the terms of this Agreement or prior to the date of this Agreement and which remain unpaid at the Effective Time.

(f)            Adjustments to Exchange Ratio.  The Exchange Ratio shall be adjusted to reflect appropriately the effect of any share split, reverse share split, share subdivision, share bonus issue, share dividend (including any dividend or distribution of securities convertible into Parent  Common Shares or FRNT Common Shares), reorganization, recapitalization, reclassification, share consolidation, combination, exchange of shares or other like change with respect to Parent Common Shares or FRNT Common Shares occurring on or after the date hereof and prior to the Effective Time.
(g)            Termination of Exchange Fund.  Any portion of the Exchange Fund made available to the Exchange Agent in respect of any Dissenting Shares will be returned to Parent, upon demand.  In addition, any portion of the Exchange Fund (including any interest and other income received with respect thereto) that remains undistributed to the holders of FRNT Common Shares for six months after the Effective Time shall be delivered to Parent, upon demand, and any holders of FRNT Common Shares who have not theretofore complied with this Article III shall thereafter look only to Parent for the Merger Consideration and any dividends or other distributions with respect to Parent Common Shares to which they are entitled pursuant to this Article III.  Any portion of the Exchange Fund (including any interest and other income received with respect thereto) remaining unclaimed by holders of FRNT Common Shares as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the extent permitted by applicable Law, become the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.
(h)            No Liability.  Parent shall not be liable to any holder of FRNT Common Shares for any Parent Common Shares (or dividends or distributions with respect thereto), or cash properly delivered to a public official pursuant to any abandoned property, escheat or similar Law.
(i)            Withholding Rights.  Parent shall be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement to any holder of FRNT Common Shares such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law, if any.  To the extent that amounts are so withheld by Parent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the FRNT Common Shares in respect of which such deduction and withholding was made by Parent.

(j)            Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration, any cash in lieu of fractional shares of Parent Common Shares to which the holders thereof are entitled and any dividends, other distributions or payments of principal or interest to which the holders thereof are entitled pursuant to this Article III.
(k)            Dissenting Shares.  Notwithstanding anything in this Agreement to the contrary, any Dissenting Shares shall be cancelled (but shall not entitle their holders to receive Parent Common Shares pursuant to Section 3.1) and shall be converted into the right to receive the fair value thereof under Section 106 of the Bermuda Companies Act (provided that if a Dissenting Shareholder fails to perfect effectively, withdraws or waives or loses such dissenters' rights action, such Dissenting Shareholder shall be entitled to receive or retain Parent Common Shares pursuant to Section 3.1).  FRNT shall give Parent (a) prompt notice of (i) any demands for appraisal of Dissenting Shares or attempted negotiations to settle or attempted withdrawal or withdrawals of such demands received by FRNT and any other instruments served under the Bermuda Companies Act and received by FRNT relating to any Dissenting Shareholder's right to be paid the fair value of such Dissenting Shareholder's Dissenting Shares and (ii) any applications to the Supreme Court of Bermuda for appraisal of the fair value of the Dissenting Shares and (b) the right and opportunity to participate in any and all negotiations and proceedings with respect to any written demands for appraisal under the Bermuda Companies Act.  FRNT shall not, without the prior written consent of Parent, voluntarily make any payment with respect to, or settle, or offer to settle, any such demands or applications, or waive any failure to timely deliver a written demand for appraisal or timely take any other action to perfect appraisal rights in accordance with the Bermuda Companies Act.
SECTION 3.3.       Transfer Books.  At the Effective Time, the register of members of FRNT shall be closed and there shall be no further registration of transfers of FRNT Common Shares thereafter on the records FRNT.  From and after the Effective Time, the holders of Certificates representing FRNT Common Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such FRNT Common Shares, except as otherwise provided in this Agreement or by Law.  If, after the Effective Time, any Certificates are presented to the Exchange Agent or Parent for any reason for transfer, they shall be cancelled and exchanged for the proper Merger Consideration subject to and in accordance with the terms and requirements of this Article III.

ARTICLE IV
 REPRESENTATIONS AND WARRANTIES OF FRNT
Except as will be set forth in reasonable detail in the FRNT Disclosure Letter or accurately disclosed in any report, document or other disclosures published by FRNT through the information system of the NOTC on or after January 1, 2014 (collectively, the "FRNT Public Disclosures"), FRNT represents and warrants to Parent and Merger Sub that:
SECTION 4.1.        Organization, Qualification and Corporate Power.  FRNT is duly organized, validly existing and in good standing under the Laws of Bermuda, and has all requisite corporate power and authority and all Governmental Authorizations, directly or indirectly, to own, lease and operate its properties and assets and to carry on its business as it is now being conducted.  FRNT is duly qualified or licensed to do business, and is in good standing (where applicable) or has equivalent status, in each jurisdiction where the character of its properties or assets owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing or to have equivalent status has not had and would not be reasonably expected to have, individually or in the aggregate, a FRNT Material Adverse Effect.  FRNT has heretofore made available to Parent true and complete copies of the memorandum of association, bye-laws and other organization documents of FRNT (the "FRNT Charter Documents") as currently in effect.
SECTION 4.2.        Authorization.
(a)            The execution, delivery and performance by FRNT of this Agreement and the consummation by FRNT of the Merger are within the corporate powers of FRNT and, except for the FRNT Shareholder Approval, have been duly authorized by all necessary corporate action on the part of FRNT and no other proceedings, consent or authorization on the part of FRNT is necessary to authorize this Agreement or the consummation of the Merger.  The only vote of the holders of any of FRNT's share capital necessary in connection with the Merger is the affirmative vote of seventy-five percent (75%) or more of the votes cast by the holders of FRNT Common Shares present and voting, and constituting a Quorum, at the FRNT Shareholders' Meeting to approve the Merger and the adoption of this Agreement and the Bermuda Merger Agreement (such approval, the "FRNT Shareholder Approval").  This Agreement is a valid and binding agreement of FRNT enforceable against FRNT in accordance with its terms, except to the extent that the enforceability thereof may be limited by the Equitable Exceptions.
(b)            At a meeting duly called and held, the FRNT Board (i) determined that this Agreement, the Bermuda Merger Agreement and the Merger are fair to and in the best interests of FRNT and FRNT's shareholders, (ii) approved, adopted and declared advisable this Agreement, the Bermuda Merger Agreement and the Merger, (iii) recommended that this Agreement, the Bermuda Merger Agreement and the Merger be submitted to the FRNT Shareholders' Meeting, and (iv) recommended the approval and adoption of this Agreement, the Bermuda Merger Agreement and the Merger by the shareholders of FRNT (such recommendation, the "FRNT Board Recommendation"), which resolutions have not been subsequently rescinded, modified or amended in any respect except to the extent occurring after the date of this Agreement.

(c)            The execution, delivery and performance by FRNT of this Agreement and the consummation by FRNT of the Merger require no action by or in respect of, or filing with, any Governmental Authority, other than (i) the filing of appropriate merger or other documents (including the Merger Application) as required by the Bermuda Companies Act, and (ii) compliance with any applicable requirements of the 1933 Act, the 1934 Act, any other applicable state or federal securities law and the rules and requirements of NYSE, the Oslo Stock Exchange, the LSE and the NOTC including the filing of the Registration Statement, the Joint Proxy Statement/Prospectus or any other Parent Disclosure Documents with the SEC.
SECTION 4.3.       Noncontravention.  Except as will be set forth in Section 4.3 of the FRNT  Disclosure Letter, the execution delivery and performance by FRNT of this Agreement, and the consummation by FRNT of the Merger do not and will not (i) violate any provision of the memorandum of association, bye-laws (or comparable organization documents, as applicable) of any FRNT Company, (ii) assuming compliance with the matters referred to in Section 4.2(b), contravene, conflict with or result in a violation or breach of any provision of any applicable Law, (iii) assuming compliance with the matters referred to in Section 4.2(b), require any consent or other action by any Person under, result in a violation or breach of, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit of any FRNT Company under any provision of any Material Contract or any Governmental Authorization of any FRNT Company of (iv) result in the loss of, or creation or imposition of any Lien, other than Permitted Liens or Liens created by Parent or its Affiliates, on, any asset of any FRNT Company.
SECTION 4.4.       Capitalization.
(a)            The authorized share capital of FRNT consists of $750,000,000 divided into 375,000,000 FRNT Common Shares of $2.00 par value each.  As of the date of this Agreement 249,100,000 FRNT Common Shares are issued and outstanding, 6,792,117 of which are held in treasury by FRNT.  All issued and outstanding shares of FRNT are validly issued and fully paid and nonassessable (to the extent such concepts apply), and free of preemptive or similar rights under any provision of the Bermuda Companies Act and the memorandum of association and bye-laws of FRNT or any agreement to which FRNT is a party or otherwise bound.
(b)            Except as will be set forth in Section 4.4(b) of the FRNT Disclosure Letter, there are no issued, reserved for issuance or outstanding (i) shares or other voting securities of or ownership interests in FRNT (ii) securities of FRNT convertible into or exchangeable or exercisable for shares or other voting securities of, or ownership interests in FRNT, (iii) warrants, calls, options or other rights to acquire from FRNT , or other obligation of FRNT to issue, any shares or other voting securities or ownership interests in or any securities convertible into or exchangeable or exercisable for shares or other voting securities or ownership interests in, FRNT, or (iv) restricted shares, share appreciation rights, performance units, contingent value rights, "phantom" shares or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares or voting securities of FRNT (the items in clauses (i) through (iv) being referred to collectively as the "FRNT Securities").  There are no outstanding obligations of FRNT to repurchase, redeem or otherwise acquire any of the FRNT Securities.  FRNT is not a party to any voting agreements, voting trusts, proxies or other similar agreements or understandings with respect to the voting of any shares of FRNT or other FRNT Securities.  Except as may be required by applicable securities Laws and regulations and other than the FRNT Charter Documents, FRNT is not bound by any obligations or commitments of any character restricting the transfer of, or requiring the registration for sale or resale of, shares of FRNT or other FRNT Companies.

(c)            There is no outstanding indebtedness of  FRNT having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which shareholders of  FRNT may vote.
(d)            FRNT does not have any class of equity securities that is registered, or required to be registered, under Section 12 of the 1934 Act and is not otherwise required to file or furnish reports under Section 13(a) or 15(d) of the 1934 Act.
SECTION 4.5.       FRNT Subsidiaries.
(a)            Section 4.5(a) of the FRNT Disclosure Letter will set forth a complete and correct list of each FRNT Company other than FRNT (individually a "FRNT Subsidiary" and collectively, the "FRNT Subsidiaries"), together with the jurisdiction of incorporation or formation of each such FRNT Subsidiary, the form of organization of each such Subsidiary, the authorized and issued shares, voting securities or other ownership interests of each such FRNT Subsidiary and the name of each holder thereof. All outstanding ownership interests of the FRNT Subsidiaries are validly issued and fully paid and nonassessable (to the extent such concepts apply), and free of preemptive or similar rights under any provision of applicable Law, the FRNT Subsidiaries Charter Documents (as defined below), or any agreement to which the FRNT Subsidiaries are a party or otherwise bound.
(b)            Each FRNT Subsidiary has been duly organized, is validly existing and in good standing (except with respect to jurisdictions that do not recognize the concept of good standing) under the Laws of the jurisdiction of its incorporation or formation, and has all requisite power, Governmental Authorizations and authority to own, lease and operate its properties and to carry on its business as now conducted, except where the failure to be in good standing or possess such Governmental Authorizations would not have a FRNT Material Adverse Effect.  Each such FRNT Subsidiary is duly qualified or licensed as a foreign corporation, limited liability company or other applicable entity to do business, and is in good standing in each jurisdiction where the character of its properties or assets owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a FRNT Material Adverse Effect.  FRNT has heretofore made available to Parent true and complete copies of the articles of association, bye-laws, certificate of formation, limited liability company agreement and other organization documents of each of the FRNT Subsidiaries (the "FRNT Subsidiaries Charter Documents," and, together with the FRNT Charters Documents, the "FRNT Companies Charter Documents") as currently in effect.

(c)            Except as will be set forth in Section 4.5(c) of the FRNT Disclosure Letter, all of the issued and outstanding shares of, or voting securities of, or other ownership interests in, each FRNT Subsidiary, are collectively owned by FRNT directly or indirectly, free and clear of any Liens (other than Permitted Liens).  There are no issued, reserved for issuance or outstanding (i) securities of any FRNT Subsidiary convertible into, or exchangeable or exercisable for, shares or other voting securities of, or ownership interests in, any FRNT Subsidiary, (ii) warrants, calls, options or other rights to acquire from any FRNT Subsidiary, or other obligations of any FRNT Subsidiary to issue, any shares or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable or exercisable for, any shares or other voting securities of, or ownership interests in, any FRNT Subsidiary, or (iii) restricted shares, share appreciation rights, performance units, contingent value rights, "phantom" shares or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares or other voting securities of, or ownership interests in, any FRNT Subsidiary (the items in clauses (i) through (iii), together with all of the issued and outstanding shares of, or other voting securities of, or ownership interests in, each FRNT Subsidiary, being referred to collectively as the "FRNT Subsidiary Securities").  None of the FRNT Subsidiaries owns, directly or indirectly, any equity or other ownership interests in any Person, except for other FRNT Subsidiaries as will be set forth in Section 4.5(a) of the FRNT Disclosure Letter.  There are no outstanding obligations of any FRNT Subsidiary to repurchase, redeem or otherwise acquire any of the FRNT Subsidiary Securities.  Except as will be set forth in Section 4.5(c) of the FRNT Disclosure Letter, neither FRNT nor the FRNT Subsidiaries are subject to any obligation or requirement to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any FRNT Company or any other Person.
(d)            Except as will be set forth in Section 4.5(d) of the FRNT Disclosure Letter, there is no outstanding Indebtedness of the FRNT Subsidiaries having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which equity holders of the FRNT Subsidiaries may vote.
(e)            The FRNT Subsidiaries do not have any class of equity securities that is registered or required to be registered, under Section 12 of the 1934 Act.  At no time has any class of securities issued by the FRNT Subsidiaries been held of record by five hundred (500) or more Persons.
SECTION 4.6.       Financial Statements.
(a)            The audited consolidated balance sheets of FRNT, as of December 31, 2014 (the "FRNT Balance Sheet") and 2013, and the related consolidated statements of operations, shareholders' equity, and cash flows for the years ended December 31, 2014 and 2013 (including the related notes and schedules) have been prepared in all material respects in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present, in all material respects, the combined financial condition, results of operations, shareholders' equity and cash flows of the FRNT Companies as of the indicated dates and for the indicated periods.
(b)            FRNT has previously furnished to Parent a true and correct copy of  the unaudited consolidated balance sheets of the FRNT Companies as of March 31, 2015, and the related unaudited interim consolidated statements of operations, shareholders' equity and cash flows of the FRNT Companies for the three (3) months then ended, which have been prepared in all material respects in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present, in all material respects, the combined financial condition, results of operations, shareholders' equity and cash flows of the FRNT Companies as of the indicated dates and for the indicated periods, subject to normal and recurring year-end audit adjustments in amounts that are immaterial in nature and the absence of full footnote disclosure.

SECTION 4.7.       Disclosure Documents.  The information with respect to the FRNT Companies that FRNT supplies in writing to Parent specifically for use in the Registration Statement, the Joint Proxy Statement/Prospectus or in any other Parent Disclosure Documents (the " FRNT Disclosure Information") at the time of the filing thereof or any amendment or supplement thereto and at the time of any distribution or dissemination of such Registration Statement, Joint Proxy Statement/Prospectus or any other Parent Disclosure Documents, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
SECTION 4.8.       Taxes.
(a)            All material Tax Returns required by applicable Law to have been filed by each FRNT Company have been filed when due (taking into account any extensions), and each such Tax Return is complete and accurate and correctly reflects the liability for Taxes in all material respects.  All material Taxes that are due and payable have been paid.
(b)            There is no audit or other proceeding pending against or with respect to any FRNT Company, with respect to any material amount of Tax.  There are no material Liens on any of the assets of any FRNT Company that arose in connection with any failure (or alleged failure) to pay any Tax, other than Liens for Taxes not yet due and payable.
(c)            Each FRNT Company has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any third-party.
(d)            None of the FRNT Companies has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to any Taxes.
(e)            None of the FRNT Companies is a party to any Tax allocation or sharing agreement.
(f)            None of the FRNT Companies has been included in any "consolidated," "unitary" or "combined" Tax Return provided for under the Law with respect to Taxes for any taxable period for which the statute of limitations has not expired (other than a group of which the FRNT Companies are the only members).
(g)            None of the FRNT Companies has any liability for the Taxes of any Person (other than any of the FRNT Companies) under Treasury Regulation Section 1.1502-6 (or any similar provision of any state, local, or foreign Law), as a transferee or successor, by contract, or otherwise.

(h)            None of the FRNT Companies is or has been a party to any "listed transaction" as defined in Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2).
(i)            None of the FRNT Companies has been either a "distributing corporation" or a "controlled corporation" in a distribution in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable within the prior three (3) years.
(j)            Except as will be set forth in Section 4.8(j) of the FRNT Disclosure Letter, none of the FRNT Companies has, or since its date of formation has had, a permanent establishment in any country other than the country of its organization.
(k)            Each FRNT Company has complied in all material respects with the intercompany transfer pricing provisions of each applicable Law relating to Taxes, including the contemporaneous documentation and disclosure requirements thereunder.
(l)            No written claim has ever been made by any Governmental Authority in a jurisdiction where any FRNT Company does not file Tax Returns that any FRNT Company is or may be subject to taxation by that jurisdiction.
SECTION 4.9.       Compliance with Laws; Governmental Authorizations.
(a)            Each FRNT Company is, and since January 1, 2014 has been, in compliance with all Laws and Governmental Authorizations to which such entity, or any of its or their Vessels or other material assets, is subject (including Maritime Guidelines), except where such failure to comply would not have a FRNT Material Adverse Effect.
(b)            Each FRNT Company owns, holds, possesses or lawfully uses in the operation of its business all Governmental Authorizations (including those required by Maritime Guidelines) that are necessary or required for it to conduct its business as now conducted, except where the failure to own, hold, possess or lawfully use such Governmental Authorization would not have a FRNT Material Adverse Effect.
SECTION 4.10.    Absence of Certain Changes; No Undisclosed Liabilities.
(a)            Since March 31, 2014, (i) the FRNT Companies have conducted their respective businesses only in the ordinary course of business and (ii) there has not been a FRNT Material Adverse Effect.
(b)            Other than as expressly required by this Agreement, from March 31, 2015 until the date hereof, there has not been any action taken by any FRNT Company that, had such action occurred after the date of this Agreement without Parent's consent, would constitute a breach of Section 6.1.
(c)            There are no liabilities of any FRNT Company of any kind whatsoever, whether accrued, contingent, known or unknown, absolute, determined, determinable or otherwise, other than: (i) liabilities disclosed and provided for in March 31, 2015 FRNT consolidated balance sheet or in the notes thereto, (ii) liabilities incurred in the ordinary course of business since December 31, 2014 and which are not, individually or in the aggregate, material to the FRNT Companies, taken as a whole, (iii) liabilities incurred in connection with the Merger, and (iv) liabilities that would not have a FRNT Material Adverse Effect.  None of the FRNT Companies is a party to, nor do the FRNT Companies have any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between any FRNT Company, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any "off-balance sheet arrangements" (as defined in Item 303(a) of Regulation S-K of the SEC)), where the results, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, any FRNT Company.

SECTION 4.11.    Tangible Personal Assets.  The FRNT Companies, in the aggregate, have good and valid title to, or a valid interest in, all of their respective tangible personal assets, free and clear of all Liens, other than (i) Permitted Liens or (ii) Liens that individually or in the aggregate, do not materially interfere with the ability of any FRNT Company to conduct its business as currently conducted.
SECTION 4.12.    Vessels; Maritime Matters.
(a)            Section 4.12(a) of the FRNT Disclosure Letter will contain a list of all vessels owned by any FRNT Company (the "Owned Vessels") or chartered-in by any FRNT Company pursuant to charter arrangements (the "Leased Vessels"), including the name, registered owner, capacity (gross tonnage or deadweight tonnage, as specified therein), year built, classification society, official number, flag state, and whether such Vessel is currently operating in the spot market or time chartered market, of each Owned Vessel and Leased Vessel.  Each Vessel is operated in compliance with all applicable Maritime Guidelines and Laws, except where such failure to be in compliance would not have a FRNT Material Adverse Effect.  Each FRNT Company is qualified to own and operate the Owned Vessels under applicable Laws, including the Laws of each Owned Vessel's flag state, except where such failure to be qualified would not have a FRNT Material Adverse Effect.  Each Vessel is seaworthy and in good operating condition, has all national and international operating and trading certificates and endorsements, each of which is valid, that are required for the operation of such Vessel in the trades and geographic areas in which it is operated, except where such failure to be qualified would not have a FRNT Material Adverse Effect.
(b)            Each Vessel is classed by a classification society which is a member of the International Association of Classification Societies and is materially in class with all class and trading certificates valid through the date of this Agreement and, to the Knowledge of FRNT, (i) no event has occurred and no condition exists that would cause such Vessel's class to be suspended or withdrawn, and (ii) is free of average damage affecting its class.
(c)            With respect to each of the Owned Vessels, one of the FRNT Companies, as applicable, is the sole owner of each such Vessel and has good title to such Vessel free and clear of all Liens other than Permitted Liens.

(d)            Prior to the date of this Agreement, the FRNT Companies have made available to Parent or its representatives accurate, complete and correct copies of the most recent inspection reports relating to each Vessel.
SECTION 4.13.     Contracts.
(a)            Section 4.13(a) of the FRNT Disclosure Letter will list the following Contracts to which any FRNT Company is a party that are in effect as of the date hereof:
(i)            each "material contract" (as such term is defined in Item 10.C and in instructions as to Exhibits of Form 20-F) to which any FRNT Company is a party to or bound;
(ii)            each Contract not contemplated by this Agreement that materially limits the ability of any FRNT Company to engage in its business or compete in any manner;
(iii)            each Contract that creates a partnership, joint venture or any strategic alliance with respect to any FRNT Company, other than the organizational documents of the FRNT Companies;
(iv)            each employment, consulting, services or similar Contract with any employee or independent contractor of a FRNT Company involving more than $25,000 of annual compensation;
(v)            each indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other evidence of indebtedness or Contract providing for indebtedness in excess of $1,000,000;
(vi)            each Contract that relates to the acquisition or disposition, directly or indirectly, of any material business (whether by merger, sale of shares, sale of assets or otherwise) or material asset, including any vessel, other than this Agreement;
(vii)            each Contract that relates to an acquisition or disposition, directly or indirectly (whether by merger, sale of shares, sale of assets (including any Vessel) or otherwise), by any FRNT Company after the date of this Agreement of assets or any material business for consideration with a fair market value in excess of $1,000,000;
(viii)            any Contract related to an acquisition or disposition, directly or indirectly (by merger, sale of shares, sale of assets or otherwise), by any FRNT Company prior to the date of this Agreement that includes provisions that are in effect in respect of "earn-outs" or deferred or contingent consideration;
(ix)            each ship-sales, memorandum of agreement, bareboat charter or other vessel acquisition Contract for Newbuildings and secondhand vessels contracted for by any FRNT Company and other Contracts with respect to Newbuildings and the financing thereof, including performance guarantees, counter guarantees, refund guarantees, material supervision agreements and material plan verification services agreements;

(x)            each management agreement, crewing agreement or financial lease (including sale/leaseback or similar arrangements) with respect to any Vessel involving annual payments in excess of $50,000;
(xi)            any Contract with a Third Party for the charter of any Vessel, other than any (A) voyage charter or (B) time charter with a duration of 12 months or less;
(xii)            each Contract that provides for indemnification by any FRNT Company to any Person other than a Contract entered into in the ordinary course of business or that is not material to any FRNT Company;
(xiii)            each Contract to which any FRNT Company is a party or otherwise bound that contains a so-called "most favored nations" provision or similar provisions requiring any FRNT Company or its Affiliates (including, after the Closing, Parent or any of its Affiliates) to offer to a Person any terms or conditions that are at least as favorable as those offered to one or more other Persons; and
(xiv)            each Contract involving a standstill or similar obligation of any FRNT Company.
(b)            The FRNT Companies have heretofore made available to Parent true and complete copies of the Material Contracts as in effect as of the date hereof.  Except for breaches, violations or defaults which would not have a FRNT Material Adverse Effect, (i) each of the Material Contracts is valid, binding, enforceable and in full force and effect with respect to the FRNT Companies, and to the Knowledge of FRNT, the other parties thereto, except to the extent that the enforceability thereof may be limited by the Equitable Exceptions and except for any Material Contracts that have expired or been terminated after the date hereof in accordance with its terms, and (ii) none of the FRNT Companies, nor to the Knowledge of FRNT, any other party to a Material Contract, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a breach or default under, or give rise to any right of cancellation or termination of or consent under, such Material Contract, and none of the FRNT Companies has received written notice that it has breached, violated or defaulted under any Material Contract.
SECTION 4.14.     Litigation.  Except as will be set forth in Section 4.14 of the FRNT Disclosure Letter, there is no Action pending or, to the Knowledge of FRNT, threatened against any FRNT Company.  No officer or director of any FRNT Company is a defendant in any Action commenced by any equityholder of any FRNT Company with respect to the performance of his duties as an officer or a director of any FRNT Company under any applicable Law.  There is no material unsatisfied judgment, penalty or award against any FRNT Company.  None of the FRNT Companies is subject to any Orders.
SECTION 4.15.    Employee Benefits.
(a)            Section 4.15(a) of the FRNT Disclosure Letter will include a list of all FRNT Benefit Plans.  The FRNT Companies have delivered or made available to Parent copies of each FRNT Benefit Plan or, in the case of any unwritten FRNT Benefit Plans, a summary thereof.

(b)            Section 4.15(b) of the FRNT Disclosure Letter will include a list of all executives of any FRNT Company (e.g., chief executive officer, president, chief financial officer, chief operating officer, etc.) who perform substantially all of their personal services for any FRNT Company pursuant to agreements to which any FRNT Company is a party and the amount of wages earned by each such individual and their place of employment, in each case as of the date of this Agreement.
(c)            Each FRNT Benefit Plan has been administered in accordance with its terms and is in compliance with all applicable Laws, except for instances that would not have a FRNT Material Adverse Effect.
(d)            Except as would not have a FRNT Material Adverse Effect, (i) each FRNT Benefit Plan that is intended to qualify for favorable tax benefits under the Laws of any jurisdiction is so qualified, and (ii) to the Knowledge of FRNT, no condition exists and no event has occurred that could reasonably be expected to result in the loss or revocation of such status.  Except as would not have an FRNT Material Adverse Effect, all benefits, contributions and premiums relating to each FRNT Benefit Plan have been timely paid or made in accordance with the terms of such FRNT Benefit Plan and the terms of all applicable Laws and any related agreement.
(e)            None of the FRNT Companies has, within the preceding six month period, ever maintained or contributed to, or had any obligation to contribute to any "employee benefit plan," within the meaning of Section 3(3) of the U.S. Employee Retirement Income Security Act of 1974 ("ERISA"), that is covered by ERISA.
(f)            None of the FRNT Companies has incurred, and no event has occurred and no condition or circumstance exists that could reasonably be expected to result in, any unsatisfied liability of any FRNT Company under Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA arising in connection with any employee benefit plan covered or previously covered by Title IV of ERISA or such sections of the Code or ERISA.
(g)            Except as will be set forth in Section 4.15(g) of the FRNT Disclosure Letter, the execution of this Agreement, and performance of the Merger will not (either alone or upon the occurrence of any additional or subsequent events) result in (i) any payment, compensation or benefits (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any current or former director, officer, employee, consultant or independent contractor or trigger the right of any current or former director, officer, employee, consultant or independent contractor to terminate any employment or contractual relationship with any FRNT Company, or (ii) the triggering or imposition of any restrictions or limitations on the right of any FRNT Company to amend or terminate any FRNT Benefit Plan.
SECTION 4.16.    Labor and Employment Matters.  The FRNT Companies have complied with all labor and employment Laws, including, all labor and employment provisions included in the Maritime Guidelines, and those relating to wages, hours, workplace safety and health, immigration, individual and collective termination, discrimination and data privacy, except where failure to comply would not have a FRNT Material Adverse Effect.  There are no material pending or, to the Knowledge of FRNT, threatened, labor disputes, work stoppages, requests for representation, pickets, work slow-downs due to labor disagreements or any legal actions or arbitrations that involve the labor or employment relations of any FRNT Company.  Since January 1, 2013, there has been no labor strike, dispute, work stoppage, request for representation, picket or work slow-down in respect of a FRNT Company, except where such strike, dispute, work stoppage, request, picket or work slow-down would not have a FRNT Material Adverse Effect.  None of the FRNT Companies is party to any collective bargaining agreement or any other type of collective agreement with any type of local, national or supranational workers' representatives.  To the Knowledge of FRNT, there is not pending or underway any union, or any other type of workers' representatives, organizational activities or requests or elections for representation with respect to employees of any FRNT Company.

SECTION 4.17.    Environmental.  Except for any matter that would not have an FRNT Material Adverse Effect, (a) each FRNT Company is and has been in compliance with all Environmental Laws, (b) each FRNT Company possesses and is and has been in compliance with all Governmental Authorizations required under Environmental Law for the conduct of their respective operations, (c) there are no actions pending against any FRNT Company alleging a violation of or liability under any Environmental Law, (d) to the Knowledge of FRNT, there are no currently known conditions that would reasonably be expected to result in any liability pursuant to any Environmental Law, and (e) each FRNT Company has provided to Parent all material documents in its possession related to compliance with or liability under Environmental Laws.
SECTION 4.18.    Insurance.  The FRNT Companies maintain (i) insurance policies and fidelity bonds covering the FRNT Companies or their respective businesses, properties, assets, directors, officers or employees, and (ii) protection and indemnity, hull and machinery and war risks insurance policies and club entries covering the Vessels in such amounts and types as are customary in the shipping industry (collectively, the "Policies").  Section 4.18 of the FRNT Disclosure Letter will include a list of all such Policies.  None of the FRNT Companies is in violation or breach of or default under any of its obligations under any such Policy, except where such default would not have a FRNT Material Adverse Effect.  None of the FRNT Companies has received any written notice that any Policy has been cancelled.  There are no material claims individually or in the aggregate by any FRNT Company pending under any of the Policies as to which coverage has been questioned, denied or disputed by the underwriters of such Policy, as applicable, in writing or in respect of which such underwriters have reserved their rights in writing.
SECTION 4.19.    Fees.  Other than fees payable with respect to fairness opinions to be obtained in connection with the Merger, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf the FRNT Companies who might be entitled to any fee or commission in connection with this Agreement or the Merger.  FRNT has furnished to Parent true, correct and complete copies of engagement letters relating to any such services, and there have been no amendments or revisions to such engagement letters.
SECTION 4.20.     Takeover Statutes.  The FRNT Companies have taken all actions required to be taken by them in order to exempt this Agreement and the Merger from the requirements of any "moratorium", "control share", "fair price", "affiliate transaction", "business combination" or other anti-takeover laws and regulations of any Governmental Authority or contained in the FRNT Companies Charter Documents, if any.

SECTION 4.21.     Interested Party Transactions.  Except as will be set forth in Section 4.21 of the FRNT Disclosure Letter, (a) there are no Contracts or arrangements between any FRNT Company, on the one hand, and any current or former officer or director of any FRNT Company or any of such officer's or director's immediate family members or Affiliates, or any current or former record or beneficial owners of any equity or equity-linked securities in any Company or any of such owner's Affiliates, on the other hand (any such Contracts or arrangement, an "Interested Party Transaction"), and (b) no Affiliate of any FRNT Company possesses, directly or indirectly, any material financial interest in, or is a director, officer or employee of, any Person which is a supplier, customer, lessor, lessee or competitor of any FRNT Company.
SECTION 4.22.    Certain Business Practices.  None of the FRNT Companies nor (to the Knowledge of FRNT), any director, officer, agent or employee of any FRNT Company (a) used any funds for unlawful contributions, gifts, entertainment or other expenses relating to political activity or for the business of any FRNT Company, (b) made any bribe or kickback, illegal political contribution, payment from corporate funds which was incorrectly recorded on the books and records of any FRNT Company, unlawful payment from corporate funds to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the United States Foreign Corrupt Practices Act of 1977 or other anti-corruption Laws, or (c) made any other unlawful payment.
ARTICLE V
 REPRESENTATIONS AND WARRANTIES OF PARENT
Except as will be set forth in the Parent Disclosure Letter, or accurately disclosed in any report, schedule, form or document filed with, or furnished to, the SEC or published through the information system of the NYSE, the LSE or the Oslo Stock Exchange by Parent and publicly available on or after January 1, 2014 (other than any risk factor disclosure or forward-looking statements disclosing potential adverse future developments included in such reports, schedules, forms or documents) (collectively, the "Parent Public Disclosures"), Parent represents and warrants to FRNT that:
SECTION 5.1.       Organization, Qualification and Corporate Power.  Parent and Merger Sub are each duly organized, validly existing and in good standing under the Laws of Bermuda, and have all requisite corporate power and authority and all Governmental Authorizations, directly or indirectly, to own, lease and operate their properties and assets and to carry on its business as it is now being conducted.  Parent is duly qualified or licensed to do business, and is in good standing (where applicable) or has equivalent status, in each jurisdiction where the character of its properties or assets owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing or to have equivalent status has not had and would not be reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect.  Parent has heretofore made available to FRNT true and complete copies of the memorandum of association, bye-laws and other organization documents of Parent (the "Parent Charter Documents") as currently in effect.

SECTION 5.2.       Authorization.
(a)            The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Merger are within the corporate powers of Parent and Merger Sub is and, except for the Parent Shareholder Approval (in order to comply with the condition set forth in Section 9.1(a)), have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub and no other proceedings, consent or authorization on the part of Parent or Merger Sub is necessary to authorize this Agreement or the consummation of the Merger. The only vote of the holders of any of Parent's capital shares necessary in connection with the Merger (in order to comply with the condition set forth in Section 9.1(a)) is the affirmative vote of a majority or more of the votes cast by holders of Parent Common Shares present and voting, and constituting a quorum consisting of one or more shareholders, either present in person or by proxy, holding in the aggregate shares carrying 33 1/3% of the voting rights entitled to be exercised at such meeting, at the Parent Shareholders' Meeting to approve the Merger and the adoption of this Agreement (such approval, the "Parent Shareholder Approval").  This Agreement is a valid and binding agreement of Parent enforceable against Parent in accordance with its terms, except to the extent that the enforceability thereof may be limited by the Equitable Exceptions.
(b)            At a meeting duly called and held, the Parent Board (i) determined that this Agreement and the Merger are fair to and in the best interests of Parent and Parent's shareholders, (ii) approved, adopted and declared advisable this Agreement, and the Merger, (iii) recommended that this Agreement and the Merger be submitted to the Parent Shareholders' Meeting, and (iv) recommended the approval and adoption of this Agreement and the Merger by the shareholders of Parent (such recommendation, the "Parent Board Recommendation"), which resolutions have not been subsequently rescinded, modified or amended in any respect except to the extent occurring after the date of this Agreement.
(c)            The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Merger require no action by or in respect of, or filing with, any Governmental Authority, other than (i) the filing of appropriate merger or other documents (including the Merger Application) as required by the Bermuda Companies Act, and (ii) compliance with any applicable requirements of the 1933 Act, the 1934 Act, any other applicable state or federal securities law and the rules and requirements of NYSE, the Oslo Stock Exchange, the LSE and the NOTC, including the filing of the Registration Statement, the Joint Proxy Statement/Prospectus or any other Parent  Disclosure Documents with the SEC.
SECTION 5.3.       Noncontravention.  Except as will be set forth in Section 5.3 of the Parent  Disclosure Letter, the execution delivery and performance by Parent and Merger Sub of this Agreement, and the consummation by Parent and Merger Sub of the Merger do not and will not (i) violate any provision of the memorandum of association, bye-laws (or comparable organization documents, as applicable) of any Parent Company, (ii) assuming compliance with the matters referred to in Section 5.2(c), contravene, conflict with or result in a violation or breach of any provision of any applicable Law, (iii) assuming compliance with the matters referred to in Section 5.2(c), require any consent or other action by any Person under, result in a violation or breach of, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit of any Parent Company under any provision of any Material Contract or any Governmental Authorization of any Parent Company of (iv) result in the loss of, or creation or imposition of any Lien, other than Permitted Liens, on, any asset of any Parent Company.

SECTION 5.4.       Capitalization.
(a)            The authorized share capital of Parent consists of $1,000,000,000 divided into 1,000,000,000 Parent  Common Shares of $1.00 par value each.  As of the date of this Agreement 198,375,854 Parent Common Shares are issued and outstanding, none of which are held in treasury by Parent.  All issued and outstanding shares of Parent are validly issued and fully paid and nonassessable (to the extent such concepts apply), and free of preemptive or similar rights under any provision of the Bermuda Companies Act and the memorandum of association and bye-laws of Parent or any agreement to which Parent is a party or otherwise bound.
(b)            Except as will be set forth in Section 5.4(b) of the Parent Disclosure Letter, there are no issued, reserved for issuance or outstanding (i) shares or other voting securities of or ownership interests in Parent (ii) securities of the Parent convertible into or exchangeable or exercisable for shares or other voting securities of, or ownership interests in Parent, (iii) warrants, calls, options or other rights to acquire from Parent, or other obligation of Parent to issue, any shares or other voting securities or ownership interests in or any securities convertible into or exchangeable or exercisable for shares or other voting securities or ownership interests in, Parent, or (iv) restricted shares, share appreciation rights, performance units, contingent value rights, "phantom" shares or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares or voting securities of Parent (the items in clauses (i) through (iv) being referred to collectively as the "Parent Securities").  There are no outstanding obligations of Parent to repurchase, redeem or otherwise acquire any of the Parent Securities.  Parent is not a party to any voting agreements, voting trusts, proxies or other similar agreements or understandings with respect to the voting of any shares of Parent or other Parent Securities.  Except as may be required by applicable securities Laws and regulations and other than the Parent Charter Documents, Parent is not bound by any obligations or commitments of any character restricting the transfer of, or requiring the registration for sale of, shares of Parent or other Parent Companies.
(c)            There is no outstanding Indebtedness of Parent having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which shareholders of Parent may vote.
SECTION 5.5.       Parent Subsidiaries.
(a)            Section 5.5(a) of the Parent Disclosure Letter will set forth a complete and correct list of each Parent Company other than Parent (individually a "Parent Subsidiary" and collectively, the "Parent Subsidiaries"), together with the jurisdiction of incorporation or formation of each such Parent Subsidiary, the form of organization of each such Parent Subsidiary, the authorized and issued shares, voting securities or other ownership interests of each such Parent Subsidiary and the name of each holder thereof. All outstanding ownership interests of the Parent Subsidiaries are validly issued and fully paid and nonassessable (to the extent such concepts apply), and free of preemptive or similar rights under any provision of applicable Law, the Parent Subsidiaries Charter Documents (as defined below), or any agreement to which the Parent Subsidiaries are a party or otherwise bound.

(b)            Each Parent Subsidiary has been duly organized, is validly existing and in good standing (except with respect to jurisdictions that do not recognize the concept of good standing) under the Laws of the jurisdiction of its incorporation or formation, and has all requisite power, Governmental Authorizations and authority to own, lease and operate its properties and to carry on its business as now conducted, except where the failure to be in good standing or possess such Governmental Authorizations would not have a Parent Material Adverse Effect.  Each such Parent Subsidiary is duly qualified or licensed as a foreign corporation, limited liability company or other applicable entity to do business, and is in good standing in each jurisdiction where the character of its properties or assets owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Parent Material Adverse Effect.  Parent has heretofore made available to FRNT true and complete copies of the articles of association, bye-laws, certificate of formation, limited liability company agreement and other organization documents of each of the Parent Subsidiaries (the "Parent Subsidiaries Charter Documents", and, together with the Parent Charter Documents, the "Parent Companies Charter Documents") as currently in effect.
(c)            All of the outstanding shares of, or voting securities of, or other ownership interests in, each Parent Subsidiary, are collectively owned by Parent directly or indirectly, free and clear of any Liens (other than Permitted Liens).  There are no issued, reserved for issuance or outstanding (i) securities of any Parent Subsidiary convertible into, or exchangeable or exercisable for, shares or other voting securities of, or ownership interests in, any Parent Subsidiary, (ii) warrants, calls, options or other rights to acquire from any Parent Subsidiary, or other obligations of any Parent Subsidiary to issue, any shares or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable or exercisable for, any shares or other voting securities of, or ownership interests in, any Parent Subsidiary, or (iii) restricted shares, share appreciation rights, performance units, contingent value rights, "phantom" shares or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares or other voting securities of, or ownership interests in, any Parent Subsidiary (the items in clauses (i) through (iii), together with all of the outstanding shares of, or other voting securities of, or ownership interests in, each Parent Subsidiary, being referred to collectively as the "Parent Subsidiary Securities").  None of the Parent Subsidiaries owns, directly or indirectly, any equity or other ownership interests in any Person, except for other Parent Subsidiaries as will be set forth in Section 5.5(a) of the Parent Disclosure Letter.  There are no outstanding obligations of any Parent Subsidiary to repurchase, redeem or otherwise acquire any of the Parent Subsidiary Securities.  Except as will be set forth in Section 5.5(c) of the Parent Disclosure Letter, neither Parent nor the Parent Subsidiaries are subject to any obligation or requirement to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any Parent Company or any other Person.

(d)            There is no outstanding Indebtedness of the Parent Subsidiaries having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which equity holders of the Parent Subsidiaries may vote.
(e)            The Parent Subsidiaries do not have any class of equity securities that is subject to registration with the SEC under Section 12(g) of the 1934 Act.  At no time has any class of securities issued by the Parent Subsidiaries been held of record by five hundred (500) or more Persons.
SECTION 5.6.       Parent SEC, Oslo Stock Exchange and LSE Filings.
(a)            Parent has filed with or furnished to the SEC, all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed with or furnished to the SEC by Parent since January 1, 2014 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the "Parent SEC Documents"), except where such failure to file with or furnish to the SEC such reports, schedules, forms, statements, prospectuses, registration statements or other documents required to be filed with or furnished to the SEC has not had or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(b)            Parent has filed with or furnished to the Oslo Stock Exchange and the LSE all reports, statements, prospectuses and other documents required to be filed with or furnished to the Oslo Stock Exchange or the LSE by Parent since January 1, 2014 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the "Parent OSE/LSE Documents"), except where such failure to file with or furnish to the OSE or the LSE such reports, prospectuses or other documents required to be filed with or furnished to the OSE or the LSE has not had or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(c)            As of its filing date (or, if amended, by a filing prior to the date hereof, on the date of such filing), each Parent SEC Document complied, and each Parent SEC Document filed subsequent to the date hereof and prior to the earlier of the Effective Time and the termination of this Agreement will comply, as to form in all material respects with the applicable requirements of the 1933 Act and the 1934 Act, as the case may be.
(d)            As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Parent SEC Document filed pursuant to the 1934 Act did not, and each Parent SEC Document filed subsequent to the date hereof and prior to the earlier of the Effective Time and the date of the termination of this Agreement will not, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the foregoing does not apply to statements in or omissions from any such document based upon written information furnished to Parent by FRNT or its Affiliates specifically for use therein.

(e)            As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Parent OSE/LSE Document having been filed, and each Parent OSE/LSE Document filed subsequent to the date hereof and prior to the earlier of the Effective Time and the date of the termination of this Agreement will not, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the foregoing does not apply to statements in or omissions from any such document based upon written information furnished to Parent by FRNT or its Affiliates specifically for use therein.
(f)            Each Parent SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that the foregoing does not apply to statements in or omissions from any such document based upon written information furnished to Parent by FRNT or its Affiliates specifically for use therein.
(g)            Except as will be set forth in Section 5.6(e) of the Parent Disclosure Letter, since January 1, 2014, Parent has complied in all material respects with the applicable listing and corporate governance rules and regulations of NYSE, the Oslo Stock Exchange and the LSE.
SECTION 5.7.       Financial Statements.
(a)            The audited consolidated financial statements (including the related notes and schedules) included or incorporated by reference in the Parent SEC Documents (including the consolidated balance sheet of Parent as of December 31, 2014, herein referred to as the "Parent Balance Sheet") complied, and audited consolidated financial statements (including the related notes and schedules) included or incorporated by reference in the Parent SEC Documents filed after the date hereof will comply, in all material respects with applicable accounting requirements and the published regulations of the SEC, have been prepared in all material respects in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present or will fairly present, in all material respects, the consolidated financial condition, results of operations and cash flows of Parent and its Subsidiaries as of the indicated dates and for the indicated periods.
(b)            The unaudited consolidated interim financial statements (including the related notes and schedules) included or incorporated by reference in the Parent SEC Documents complied, and unaudited consolidated interim financial statements (including the related notes and schedules) included or incorporated by reference in the Parent SEC Documents filed after the date hereof will comply, in all material respects with applicable accounting requirements and the published regulations of the SEC, have been prepared or will be prepared in all material respects in accordance with GAAP applied on a consistent basis throughout the periods involved, subject to normal and recurring year-end adjustments, the effect of which will not be materially adverse (except as may be indicated in the notes thereto) and fairly present or will fairly present, in all material respects, the consolidated financial condition, results of operations and cash flows of Parent and its Subsidiaries as of the indicated dates and for the indicated periods subject to normal year-end audit adjustments in amounts that are immaterial in nature and amounts consistent with past experience and the absence of full footnote disclosure.

SECTION 5.8.       Taxes.
(a)            All material Tax Returns required by applicable Law to have been filed by each Parent Company have been filed when due (taking into account any extensions), and each such Tax Return is complete and accurate and correctly reflects the liability for Taxes in all material respects.  All material Taxes that are due and payable have been paid.
(b)            There is no audit or other proceeding pending against or with respect to any Parent Company, with respect to any material amount of Tax.  There are no material Liens on any of the assets of any Parent Company that arose in connection with any failure (or alleged failure) to pay any Tax, other than Liens for Taxes not yet due and payable.
(c)            Each Parent Company has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any third-party.
(d)            None of the Parent Companies has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to any Taxes.
(e)            None of the Parent Companies is a party to any Tax allocation or sharing agreement.
(f)            None of the Parent Companies has been included in any "consolidated," "unitary" or "combined" Tax Return provided for under the Law with respect to Taxes for any taxable period for which the statute of limitations has not expired (other than a group of which the Parent Companies are the only members).
(g)            None of the Parent Companies has any liability for the Taxes of any Person (other than any of the Parent Companies) under Treasury Regulation Section 1.1502-6 (or any similar provision of any state, local, or foreign Law), as a transferee or successor, by contract, or otherwise.
(h)            None of the Parent Companies is or has been a party to any "listed transaction" as defined in Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2).
(i)            None of the Parent Companies has been either a "distributing corporation" or a "controlled corporation" in a distribution in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable within the prior three (3) years.
(j)            None of the Parent Companies has, or since its date of formation has had, a permanent establishment in any country other than the country of its organization.

(k)            Each Parent Company has complied in all material respects with the intercompany transfer pricing provisions of each applicable Law relating to Taxes, including the contemporaneous documentation and disclosure requirements thereunder.
(l)            No written claim has ever been made by any Governmental Authority in a jurisdiction where any Parent Company does not file Tax Returns that any Parent Company is or may be subject to taxation by that jurisdiction.
SECTION 5.9.       Compliance with Laws; Governmental Authorizations.
(a)            Each Parent Company is, and since January 1, 2014 has been, in compliance with all Laws and Governmental Authorizations to which such entity, or any of its or their Vessels or other material assets, is subject (including Maritime Guidelines), except where such failure to comply would not have a Parent Material Adverse Effect.
(b)            Each Parent Company owns, holds, possesses or lawfully uses in the operation of its business all Governmental Authorizations (including those required by Maritime Guidelines) that are necessary or required for it to conduct its business as now conducted, except where the failure to own, hold, possess or lawfully use such Governmental Authorization would not have a Parent Material Adverse Effect.
SECTION 5.10.    Absence of Certain Changes; No Undisclosed Liabilities.
(a)            Since March 31, 2015, (i) the Parent Companies have conducted their respective businesses only in the ordinary course of business and (ii) there has not been a Parent Material Adverse Effect.
(b)            Other than as expressly required by this Agreement, from March 31, 2015 until the date hereof, there has not been any action taken by any Parent Company that, had such action occurred after the date of this Agreement without FRNT's consent, would constitute a breach of Section 6.1.
(c)            There are no liabilities of any Parent Company of any kind whatsoever, whether accrued, contingent, known or unknown, absolute, determined, determinable or otherwise, other than: (i) liabilities disclosed and provided for in the March 31, 2015 Parent consolidated balance sheet or in the notes thereto, (ii) liabilities incurred in the ordinary course of business since December 31, 2014 and which are not, individually or in the aggregate, material to the Parent Companies, taken as a whole, (iii) liabilities incurred in connection with the Merger, and (iv) liabilities that would not have a Parent Material Adverse Effect.  None of the Parent Companies is a party to, nor do the Parent Companies have any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between any Parent Company, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any "off-balance sheet arrangements" (as defined in Item 303(a) of Regulation S-K of the SEC)), where the results, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, any Parent Company.

SECTION 5.11.    Tangible Personal Assets.  The Parent Companies, in the aggregate, have good and valid title to, or a valid interest in, all of their respective tangible personal assets, free and clear of all Liens, other than (i) Permitted Liens or (ii) Liens that individually or in the aggregate, do not materially interfere with the ability of any Parent Company to conduct its business as currently conducted.
SECTION 5.12.    Vessels; Maritime Matters.
(a)            Section 5.12(a) of the Parent Disclosure Letter will contain a list of all vessels owned by any Parent Company (the "Owned Vessels") or chartered-in by any Parent Company pursuant to charter arrangements (the "Leased Vessels"), including the name, registered owner, capacity (gross tonnage or deadweight tonnage, as specified therein), year built, classification society, official number, flag state, and whether such Vessel is currently operating in the spot market or time chartered market, of each Owned Vessel and Leased Vessel.  Each Vessel is operated in compliance with all applicable Maritime Guidelines and Laws, except where such failure to be in compliance would not have a Parent Material Adverse Effect.  Each Parent Company is qualified to own and operate the Owned Vessels under applicable Laws, including the Laws of each Owned Vessel's flag state, except where such failure to be qualified would not have a Parent Material Adverse Effect.  Each Vessel is seaworthy and in good operating condition, has all national and international operating and trading certificates and endorsements, each of which is valid, that are required for the operation of such Vessel in the trades and geographic areas in which it is operated, except where such failure to be qualified would not have a Parent Material Adverse Effect.
(b)            Each Vessel is classed by a classification society which is a member of the International Association of Classification Societies and is materially in class with all class and trading certificates valid through the date of this Agreement and, to the Knowledge of Parent, (i) no event has occurred and no condition exists that would cause such Vessel's class to be suspended or withdrawn, and (ii) is free of average damage affecting its class.
(c)            With respect to each of the Owned Vessels, one of the Parent Companies, as applicable, is the sole owner of each such Vessel and has good title to such Vessel free and clear of all Liens other than Permitted Liens.
(d)            Prior to the date of this Agreement, the Parent Companies have made available to FRNT or its representatives accurate, complete and correct copies of the most recent inspection reports relating to each Vessel.
SECTION 5.13.    Contracts.
(a)            Section 5.13(a) of the Parent Disclosure Letter will list the following Contracts to which any Parent Company is a party that are in effect as of the date hereof:
(i)            each "material contract" (as such term is defined in Item 10.C and in Instructions As To Exhibits of Form 20-F) to which any Parent Company is a party to or bound;

(ii)            each Contract not contemplated by this Agreement that materially limits the ability of any Parent Company to engage in its business or compete in any manner;
(iii)            each Contract that creates a partnership, joint venture or any strategic alliance with respect to any Parent Company, other than the organizational documents of the Parent Companies;
(iv)            each employment, consulting, services or similar Contract with any employee or independent contractor of a Parent Company involving more than $25,000 of annual compensation;
(v)            each indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other evidence of indebtedness or Contract providing for indebtedness in excess of $1,000,000;
(vi)            each Contract that relates to the acquisition or disposition, directly or indirectly, of any material business (whether by merger, sale of shares, sale of assets or otherwise) or material asset, including any vessel, other than this Agreement;
(vii)            each Contract that relates to the acquisition or disposition, directly or indirectly (whether by merger, sale of shares, sale of assets (including any Vessel) or otherwise), by any Parent Company after the date of this Agreement of assets or any material business for consideration with a fair market value in excess of $1,000,000;
(viii)            any Contract related to the acquisition or disposition, directly or indirectly (by merger, sale of shares, sale of assets or otherwise), by any Parent Company prior to the date of this Agreement that includes provisions that are in effect in respect of "earn-outs" or deferred or contingent consideration;
(ix)            each ship-sales, memorandum of agreement, bareboat charter or other vessel acquisition Contract for Newbuildings and secondhand vessels contracted for by any Parent Company and other Contracts with respect to Newbuildings and the financing thereof, including performance guarantees, counter guarantees, refund guarantees, material supervision agreements and material plan verification services agreements;
(x)            each management agreement, crewing agreement or financial lease (including sale/leaseback or similar arrangements) with respect to any Vessel involving annual payments in excess of $50,000;
(xi)            any Contract with a Third Party for the charter of any Vessel, other than any (A) voyage charter or (B) time charter with a duration of 12 months or less;
(xii)            each Contract that provides for indemnification by any Parent Company to any Person other than a Contract entered into in the ordinary course of business or that is not material to any Parent Company;
(xiii)            each Contract to which any Parent Company is a party or otherwise bound that contains a so-called "most favored nations" provision or similar provisions requiring any Parent Company or its Affiliates to offer to a Person any terms or conditions that are at least as favorable as those offered to one or more other Persons; and

(xiv)            each Contract involving a standstill or similar obligation of any Parent Company.
(b)            The Parent Companies have heretofore made available to FRNT true and complete copies of the Material Contracts as in effect as of the date hereof.  Except for breaches, violations or defaults which would not have a Parent Material Adverse Effect, (i) each of the Material Contracts is valid, binding, enforceable and in full force and effect with respect to the Parent Companies, and to the Knowledge of Parent, the other parties thereto, except to the extent that the enforceability thereof may be limited by the Equitable Exceptions and except for any Material Contracts that have expired or been terminated after the date hereof in accordance with its terms, and (ii) none of the Parent Companies, nor to the Knowledge of Parent, any other party to a Material Contract, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a breach or default under, or give rise to any right of cancellation or termination of or consent under, such Material Contract, and none of the Parent Companies has received written notice that it has breached, violated or defaulted under any Material Contract.
SECTION 5.14.    Litigation.  Except as will be set forth in Section 5.14 of the Parent Disclosure Letter, there is no Action pending or, to the Knowledge of Parent, threatened against any Parent Company.  No officer or director of any Parent Company is a defendant in any Action commenced by any equityholder of any Parent Company with respect to the performance of his duties as an officer or a director of any Parent Company under any applicable Law.  There is no material unsatisfied judgment, penalty or award against any Parent Company.  None of the Parent Companies is subject to any Orders.
SECTION 5.15.     Employee Benefits.
(a)            Section 5.15(a) of the Parent Disclosure Letter will include a list of all Parent Benefit Plans.  The Parent Companies have delivered or made available to FRNT copies of each Parent Benefit Plan or, in the case of any unwritten Parent Benefit Plans, a summary thereof.
(b)            Section 5.15(b) of the Parent Disclosure Letter will include a list of all executives of any Parent Company (e.g., chief executive officer, president, chief financial officer, chief operating officer, etc.) who perform substantially all of their personal services for any Parent Company pursuant to agreements to which any Parent Company is a party and the amount of wages earned by each such individual and their place of employment, in each case as of the date of this Agreement.
(c)            Each Parent Benefit Plan has been administered in accordance with its terms and is in compliance with all applicable Laws, except for instances that would not have a Parent Material Adverse Effect.
(d)            Except as would not have a Parent Material Adverse Effect, (i) each Parent Benefit Plan that is intended to qualify for favorable tax benefits under the Laws of any jurisdiction is so qualified, and (ii) to the Knowledge of Parent, no condition exists and no event has occurred that could reasonably be expected to result in the loss or revocation of such status.  Except as would not have an Parent Material Adverse Effect, all benefits, contributions and premiums relating to each Parent Benefit Plan have been timely paid or made in accordance with the terms of such Parent Benefit Plan and the terms of all applicable Laws and any related agreement.

(e)            None of the Parent Companies has, within the preceding six month period, ever maintained or contributed to, or had any obligation to contribute to any "employee benefit plan," within the meaning of Section 3(3) of the U.S. Employee Retirement Income Security Act of 1974 ("ERISA"), that is covered by ERISA.
(f)            None of the Parent Companies has incurred, and no event has occurred and no condition or circumstance exists that could reasonably be expected to result in, any unsatisfied liability of any Parent Company under Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA arising in connection with any employee benefit plan covered or previously covered by Title IV of ERISA or such sections of the Code or ERISA.
(g)            Except as will be set forth in Section 5.15(g) of the Parent Disclosure Letter, the execution of this Agreement, and performance of the Merger will not (either alone or upon the occurrence of any additional or subsequent events) result in (i) any payment, compensation or benefits (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any current or former director, officer, employee, consultant or independent contractor or trigger the right of any current or former director, officer, employee, consultant or independent contractor to terminate any employment or contractual relationship with any Parent Company, or (ii) the triggering or imposition of any restrictions or limitations on the right of any Parent Company to amend or terminate any Parent Benefit Plan.
SECTION 5.16.     Labor and Employment Matters.  The Parent Companies have complied with all labor and employment Laws, including, all labor and employment provisions included in the Maritime Guidelines, and those relating to wages, hours, workplace safety and health, immigration, individual and collective termination, discrimination and data privacy, except where failure to comply would not have a Parent Material Adverse Effect.  There are no material pending or, to the Knowledge of Parent, threatened, labor disputes, work stoppages, requests for representation, pickets, work slow-downs due to labor disagreements or any legal actions or arbitrations that involve the labor or employment relations of any Parent Company.  Since January 1, 2013, there has been no labor strike, dispute, work stoppage, request for representation, picket or work slow-down in respect of a Parent Company, except where such strike, dispute, work stoppage, request, picket or work slow-down would not have a Parent Material Adverse Effect.  None of the Parent Companies is party to any collective bargaining agreement or any other type of collective agreement with any type of local, national or supranational workers' representatives.  To the Knowledge of Parent, there is not pending or underway any union, or any other type of workers' representatives, organizational activities or requests or elections for representation with respect to employees of any Parent Company.

SECTION 5.17.    Environmental.  Except for any matter that would not have an Parent Material Adverse Effect, (a) each Parent Company is and has been in compliance with all Environmental Laws, (b) each Parent Company possesses and is and has been in compliance with all Governmental Authorizations required under Environmental Law for the conduct of their respective operations, (c) there are no actions pending against any Parent Company alleging a violation of or liability under any Environmental Law, (d) to the Knowledge of Parent, there are no currently known conditions that would reasonably be expected to result in any liability pursuant to any Environmental Law, and (e) each Parent Company has provided to FRNT all material documents in its possession related to compliance with or liability under Environmental Laws.
SECTION 5.18.    Insurance.  The Parent Companies maintain (i) insurance policies and fidelity bonds covering the Parent Companies or their respective businesses, properties, assets, directors, officers or employees, and (ii) protection and indemnity, hull and machinery and war risks insurance policies and club entries covering the Vessels in such amounts and types as are customary in the shipping industry (collectively, the "Policies").  Section 5.18 of the Parent Disclosure Letter will include a list of all such Policies.  None of the Parent Companies is in violation or breach of or default under any of its obligations under any such Policy, except where such default would not have a Parent Material Adverse Effect.  None of the Parent Companies has received any written notice that any Policy has been cancelled.  There are no material claims individually or in the aggregate by any Parent Company pending under any of the Policies as to which coverage has been questioned, denied or disputed by the underwriters of such Policy, as applicable, in writing or in respect of which such underwriters have reserved their rights in writing.
SECTION 5.19.    Fees.  Other than fees payable with respect to fairness opinions to be obtained in connection with Merger, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf the Parent Companies who might be entitled to any fee or commission in connection this Agreement or the Merger.  Parent has furnished to FRNT true, correct and complete copies of engagement letters relating to any such services, and there have been no amendments or revisions to such engagement letters.
SECTION 5.20.    Takeover Statutes.  The Parent Companies have taken all actions required to be taken by them in order to exempt this Agreement and the Merger from the requirements of any "moratorium", "control share", "fair price", "affiliate transaction", "business combination" or other anti-takeover laws and regulations of any Governmental Authority or contained in the Parent Companies Charter Documents.
SECTION 5.21.    Interested Party Transactions.  Except as will be set forth in Section 5.21 of the Parent Disclosure Letter, (a) there are no Contracts or arrangements between any Parent Company, on the one hand, and any current or former officer or director of any Parent Company or any of such officer's or director's immediate family members or Affiliates, or any current or former record or beneficial owners of any equity or equity-linked securities in any Parent Company or any of such owner's Affiliates, on the other hand (any such Contracts or arrangement, an "Interested Party Transaction"), and (b) no Affiliate of any Parent Company possesses, directly or indirectly, any material financial interest in, or is a director, officer or employee of, any Person which is a supplier, customer, lessor, lessee or competitor of any Parent Company.

SECTION 5.22.     Certain Business Practices.  None of the Parent Companies nor (to the Knowledge of Parent), any director, officer, agent or employee of any Parent Company (a) used any funds for unlawful contributions, gifts, entertainment or other expenses relating to political activity or for the business of any Parent Company, (b) made any bribe or kickback, illegal political contribution, payment from corporate funds which was incorrectly recorded on the books and records of any Parent Company, unlawful payment from corporate funds to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the United States Foreign Corrupt Practices Act of 1977 or other anti-corruption Laws, or (c) made any other unlawful payment.
ARTICLE VI
 CONDUCT PENDING THE MERGER
SECTION 6.1.       Operation of the Businesses of the Parties.
(a)            Except (A) as expressly required by this Agreement, or (B) with the prior written consent of the other Party, from the date hereof until the Effective Time, each of the Parties shall, and shall cause each of their Subsidiaries to, carry on its business in the ordinary course and in a manner consistent with past practice and to use its reasonable best efforts to (i) preserve intact its present business organization, goodwill and material assets, (ii) maintain in effect all Governmental Authorizations required to carry on its business as now conducted, (iii) keep available the services of its present officers and other employees (provided that they shall not be obligated to increase the compensation of, or make any other payments to, such officers and employees), and (iv) preserve its present relationships with customers, suppliers and other Persons with which it has a business relationship.
(b)            Without limiting the generality of Section 6.1(a), except (A) as expressly required by this Agreement, or (B) with the prior written consent of the other Party, from the date hereof until the Effective Time, neither of the Parties shall, and they shall cause their Subsidiaries not to, do any of the following:
(i)            amend its certificate of formation, limited liability company agreement, memorandum or articles of association or incorporation, bye-laws or other comparable charter or organizational documents (including by merger, consolidation or otherwise);
(ii)            (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, shares, property or otherwise) in respect of, any of its shares or convertible securities, (B) split, subdivide, combine, consolidate or reclassify any of its shares or convertible securities, (C) issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, any of its shares or convertible securities, (D) purchase, redeem or otherwise acquire any of its shares or convertible securities, or (E) take any action that would result in any amendment, modification or change of any term of, or material default under, any Indebtedness of any FRNT Company or any Parent Company, as the case may be;

(iii)            (A) issue, deliver, sell, grant, pledge, charge, transfer, subject to any Lien or otherwise encumber or dispose of any of its shares or convertible securities, or (B) amend any term of any of its shares or convertible securities, (in each case, whether by merger, consolidation or otherwise);
(iv)            accelerate or delay (A) the payment of any accounts payable or other liability or (B) the collection of notes or accounts receivable, other than in the ordinary course of business consistent with past practice;
(v)            incur more than $5,000,000 of capital expenditures, in the aggregate, other than in connection with currently scheduled dry docking of Vessels and currently scheduled payments under newbuilding Contracts;
(vi)            acquire or commit to acquire (A) all or any substantial portion of a business or Person or division thereof (whether by purchase of shares, purchase of assets, merger, consolidation, or otherwise), or (B) any assets or properties involving a price in excess of $1,000,000 individually or $5,000,000 in the aggregate;
(vii)            enter into or materially amend, modify, extend or terminate any Material Contact or any Interested Party Transaction;
(viii)            sell, lease, license, pledge, transfer, subject to any Lien or otherwise dispose of, any of its assets or properties except (A) sales of used equipment in the ordinary course of business consistent with past practice, (B) Permitted Liens incurred in the ordinary course of business consistent with past practice;
(ix)            adopt a plan of complete or partial liquidation, dissolution, winding up, merger, consolidation, restructuring, recapitalization or other reorganization of any FRNT Company or Parent Company, as the case may be, or enter into any agreement with respect to the voting of its shares or other securities held by any FRNT Company or Parent Company, as the case may be;
(x)            except in the ordinary course of business consistent with past practice: (A) grant to any current or former director, officer, employee or consultant of any FRNT Company or Parent Company, as the case may be, any increase or enhancement in compensation, bonus or other benefits, (B) grant to any current or former director or executive officer or employee of any FRNT Company or Parent Company, as the case may be, any severance, change in control, retention or termination pay or benefits or any increase in severance, change of control or termination pay or benefits, except in connection with actual termination in the ordinary course of any such Person to the extent required under Applicable Law or existing Benefit Plans or existing policy, or (C) adopt, enter into or amend or commit to adopt, enter into or amend any Benefit Plan except for amendments as required under Applicable Law or pursuant to the terms of such plan;
(xi)            except as required by GAAP or Regulation S-X or other rules or regulations of the SEC under the 1934 Act or related SEC interpretations and pronouncements, make any change in any method of accounting principles, method or practices;

(xii)            (A) incur or issue any Indebtedness, (B) make any loans, advances or capital contributions to, or investments in, any other Person, or (C) repay or satisfy any Indebtedness;
(xiii)            change any method of Tax accounting, make or change any material Tax election, file any material amended return, settle or compromise any material Tax liability, fail to complete and file, consistent with past practice, all Tax Returns required to be filed by any FRNT Company or Parent Company, as the case may be, fail to pay all amounts shown due on such Tax Returns, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of material Taxes, enter into any closing agreement with respect to any material Tax, surrender any right to claim a material Tax refund, offset or otherwise reduce Tax liability or take into account on any Tax Return required to be filed prior to the Closing any adjustment or benefit arising from the Merger;
(xiv)            institute, settle, or agree to settle any action, suit, litigation, investigation or proceeding pending or threatened before any arbitrator, court or other Governmental Authority;
(xv)            disclose, or consent to the disclosure of, any of its trade secrets or other proprietary information, other than in the ordinary course of business consistent with past practice and pursuant to an appropriate non-disclosure agreement;
(xvi)            waive, release or assign any claims or rights having a value of $200,000 individually or $1,000,000 in the aggregate;
(xvii)            fail to use commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by any FRNT Company or Parent Company, as the case may be, including directors' and officers' insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums or less are in full force and effect;
(xviii)            knowingly or intentionally take, or agree in writing or otherwise to take, any action that would or is reasonably likely to result in any of the conditions to the Merger set forth in Article IX not being satisfied, or would make any representation or warranty of the Parties contained herein inaccurate in any material respect at, or as of any time prior to, the Effective Time, or that would materially impair the ability of the Parties to consummate the Merger in accordance with the terms hereof or materially delay such consummation;
(xix)            directly or indirectly (A) purchase or construct any Vessel or enter into any Contract for the purchase or construction of any Vessel, (B) sell or otherwise dispose of any Vessel or enter into any contract for the sale or disposal of any Vessel, (C) enter into any contract for the bareboat charter-out of any Vessel or for a time charter-out longer than two years of any Vessel, (D) defer scheduled maintenance of any Vessel, (E) depart from any normal drydock and maintenance practices or discontinue replacement of spares in operating the Vessels; or

(xx)            authorize or enter into a Contract or arrangement to take any of the actions described in clauses (i) through (xix) of this Section 6.1.
SECTION 6.2.       Access to Information.  After the date hereof until the Effective Time and subject to Applicable Law, the Parties shall (i) give each other and their respective counsel, financial advisors, auditors and other authorized representatives, upon reasonable notice, reasonable access to the offices, properties, books and records of the FRNT Companies and the Parent Companies, as applicable, (ii) furnish to each other and their respective counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such Persons may reasonably request, and (iii) instruct the employees, counsel, financial advisors, auditors and other authorized representatives of the FRNT Companies and the Parent Companies, as applicable, to cooperate with the other Party in the matters described in clauses (i) and (ii) above.
SECTION 6.3.       Notice of Developments.  Each of the Parties will give prompt written notice to the other Party of any event that has had or would reasonably be expected to give rise to, individually or in the aggregate, a FRNT Material Adverse Effect or a Parent Material Adverse Effect, as the case may be.  The delivery of any notice pursuant to this Section 6.3 will not limit, expand or otherwise affect the remedies available hereunder (if any) to the party receiving such notice.
SECTION 6.4.        No Solicitation by Parent.
(a)            General Prohibitions.  Subject to Section 6.4(b) after the date hereof and prior to the earlier of the termination of this Agreement in accordance with Section 10.1 and the Effective Time, Parent and its Subsidiaries shall not (and Parent shall use its reasonable best efforts to cause its or any of its Subsidiaries' Representatives not to), directly or indirectly, (i) solicit, initiate or knowingly take any action to facilitate or encourage the submission of any Parent Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to Parent or any of its Subsidiaries or afford access to the business, properties, assets, books or records of Parent or any of its Subsidiaries to any Third Party with respect to inquiries regarding, or the making of, a Parent Acquisition Proposal, (iii) fail to make, withdraw, or modify or amend, in a manner adverse to FRNT, the Parent Board Recommendation (or recommend a Parent Acquisition Proposal) (any of the foregoing in this clause (iii) with respect to Parent, an "Adverse Recommendation Change"), or (iv) approve, endorse, recommend or enter into (or publicly propose to do any of the foregoing) any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to a Parent Acquisition Proposal (other than a confidentiality agreement with a Third Party to whom Parent is permitted to provide information in accordance with Section 6.4(b)(i)).  Parent and its Subsidiaries shall (and Parent shall use its reasonable best efforts to cause its or any of its Subsidiaries' Representatives to) cease immediately and cause to be terminated any and all existing activities, solicitations, encouragements, discussions or negotiations, if any, with any Third Party and its Representatives and its financing sources conducted prior to the date hereof with respect to any Parent Acquisition Proposal or efforts to obtain a Parent Acquisition Proposal.

(b)            Exceptions.
(i)            Prior to (but not at any time after) obtaining the Parent Shareholder Approval, Parent, directly or indirectly through its Representatives, may (A) engage in negotiations or discussions with any Third Party and its Representatives or financing sources that has made (and not withdrawn) after the date of this Agreement a bona fide, written Parent Acquisition Proposal that (x) did not result from a breach or violation of the provisions of Section 6.4(a), and (y) the Parent Board reasonably believes in good faith, after consulting with its outside legal and financial advisors, could reasonably be expected to lead to a Superior Proposal, and (B) thereafter furnish to such Third Party or its Representatives or its financing sources non-public information relating to Parent or any of its Subsidiaries pursuant to a confidentiality agreement (a copy of which shall be provided for informational purposes only to FRNT) with such Third Party containing provisions that expressly permit Parent to comply with the terms of this Section 6.4 if, in the case of either clause (A) or (B), the Parent Board determines in good faith, after consultation with outside legal counsel, that the failure to take such action is reasonably likely to result in a breach of its fiduciary duties under Applicable Law; provided that all such information provided or made available to such Third Party (to the extent that such information has not been previously provided or made available to FRNT) is provided or made available to FRNT, as the case may be, prior to or substantially concurrently with the time it is provided or made available to such Third Party.
(ii)            At any time prior to obtaining the Parent Shareholder Approval, in response to a material fact, event, change, development, or set of circumstances (other than a Parent Acquisition Proposal) occurring or arising after the date of this Agreement that was not known or reasonably foreseeable by the Parent Board as of or prior to the date of this Agreement (such material fact, event, change development or set of circumstances, an "Intervening Event"), if the Parent Board reasonably determines in good faith, after consultation with outside legal and financial advisors, that in light of such Intervening Event, the failure of the Parent Board to effect an Adverse Recommendation Change is reasonably likely to result in a breach of its fiduciary duties under Applicable Law, the Parent Board may make an Adverse Recommendation Change; provided, however, that Parent shall not be entitled to exercise its right to make an Adverse Recommendation Change pursuant to this Section 6.4(b)(ii) unless Parent has (A) provided to FRNT at least three (3) calendar days' prior written notice advising FRNT that the Parent Board intends to take such action and specifying the facts underlying the Parent Board's determination that an Intervening Event has occurred, and the reasons for the Adverse Recommendation Change, in reasonable detail, and (B) during such three (3) calendar days' period, if requested by FRNT, engaged in good faith negotiations with FRNT to amend this Agreement in such a manner that obviates the need for an Adverse Recommendation Change as a result of the Intervening Event.

(iii)            Prior to (but not at any time from or after) obtaining the Parent Shareholder Approval, the Parent Board may, following receipt of and on account of a Superior Proposal, make an Adverse Recommendation Change in connection with such Superior Proposal, if such Superior Proposal did not result from a breach or violation of the provisions of this Section 6.4 and the Parent Board reasonably determines in good faith, after consultation with outside legal and financial advisors, that in light of such Superior Proposal, the failure of the Parent Board to take such action is reasonably likely to result in a breach of its fiduciary duties under Applicable Law; provided, however, the Parent Board shall not be entitled to effect an Adverse Recommendation Change in connection with a Superior Proposal unless (A) the Parent Board promptly notifies FRNT, in writing, at least three (3) calendar days (the "Notice Period") before making an Adverse Recommendation Change, of its intention to take such action with respect to such Superior Proposal, which notice shall state expressly that Parent has received a Parent Acquisition Proposal that the Parent Board has determined to be a Superior Proposal and that the Parent Board intends to make an Adverse Recommendation Change; (B) the Parent Board attaches to such notice the most current version of the proposed agreement and the identity of the Third Party making such Superior Proposal; (C) during the Notice Period, if requested by FRNT, the Parent Board has engaged, and has directed its Representatives to engage, in negotiations with FRNT in good faith to amend this Agreement in such a manner that such Superior Proposal ceases to constitute a Superior Proposal; and (D) following the Notice Period, the Parent Board shall have determined in good faith, taking into account any changes to this Agreement made or proposed in writing by FRNT, that such Superior Proposal continues to constitute a Superior Proposal; provided, however that with respect to any applicable Superior Proposal, any amendment to the financial terms or any other material amendment to a term of such Superior Proposal shall require a new written notice by the Parent Board and a new Notice Period, and no such Adverse Recommendation Change in connection with such Superior Proposal may be made during any Notice Period.
In addition, nothing contained herein shall prevent the Parent Board from (i) complying with Rule 14e-2(a) under the 1934 Act with regard to a Parent Acquisition Proposal so long as any action taken or statement made to so comply is consistent with this Section 6.4; provided that any such action taken or statement made that relates to a Parent Acquisition Proposal shall be deemed to be an Adverse Recommendation Change unless the Parent Board reaffirms the Parent Board Recommendation in such statement or in connection with such action, or (ii) issuing a "stop, look and listen" disclosure or similar communication of the type contemplated by Rule 14d-9(f) under the 1934 Act (which it is agreed shall not constitute an Adverse Recommendation Change).
(c)            Required Notices.  Parent and the Parent Board shall not take any of the actions referred to in Section 6.4(b) unless Parent shall have first complied with the applicable requirements of this Section 6.4(c).  Parent shall notify FRNT promptly (but in no event later than 24 hours) after receipt by Parent (or any of its Representatives) of any Parent Acquisition Proposal, including the material terms and conditions thereof and the identity of the Person making such Parent Acquisition Proposal and its proposed financing sources, and shall keep FRNT reasonably informed on a prompt basis (but in any event no later than 24 hours) as to the status (including changes or proposed changes to the material terms) of such Parent Acquisition Proposal.  Parent shall also notify FRNT promptly (but in no event later than 24 hours) after receipt by Parent of any request for non-public information relating to Parent or any of its Subsidiaries or for access to the business, properties, assets, books or records of Parent or any of its Subsidiaries by any Third Party that has informed Parent that it is considering making, or has made, a Parent Acquisition Proposal.

(d)            Definition of Superior Proposal.  For purposes of this Agreement with respect to a Parent Acquisition Proposal, "Superior Proposal" means a bona fide, unsolicited written Parent Acquisition Proposal (provided that, for the purposes of this definition, references to "15%" in the definition of Parent Acquisition Proposal shall be deemed replaced with references to "50%") that (i) is not subject to any financing condition and for which financing has been fully committed or is on hand or the Parent Board determines in good faith after considering the advice of its financial advisor is reasonably capable of being fully financed, (ii) the Parent Board determines in good faith, after considering the advice of its outside counsel and its financial advisor, is reasonably likely to be consummated in accordance with its terms, taking into account all aspects of the proposal and the identity of the Person making the Parent Acquisition Proposal, and (iii) the Parent Board determines in good faith, after considering the advice of its financial advisor, would result in a transaction more favorable, from a financial point of view to the Parent's shareholders (other than its shareholders who have an interest in FRNT) than the Merger provided hereunder (after taking into account any amendment to this Agreement proposed by FRNT).
SECTION 6.5.       No Solicitation by FRNT.
(a)            General Prohibitions.  Subject to Section 6.5(b) after the date hereof and prior to the earlier of the termination of this Agreement in accordance with Section 10.1 and the Effective Time, FRNT and its Subsidiaries shall not (and FRNT shall use its reasonable best efforts to cause its or any of its Subsidiaries' Representatives not to), directly or indirectly, (i) solicit, initiate or knowingly take any action to facilitate or encourage the submission of any FRNT Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to FRNT or any of its Subsidiaries or afford access to the business, properties, assets, books or records of FRNT or any of its Subsidiaries to any Third Party with respect to inquiries regarding, or the making of, a FRNT Acquisition Proposal, (iii) fail to make, withdraw, or modify or amend, in a manner adverse to Parent, the Parent Board Recommendation (or recommend a FRNT Acquisition Proposal) (any of the foregoing in this clause (iii) with respect to FRNT, an "Adverse Recommendation Change"), or (iv) approve, endorse, recommend or enter into (or publicly propose to do any of the foregoing) any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to a FRNT Acquisition Proposal (other than a confidentiality agreement with a Third Party to whom FRNT is permitted to provide information in accordance with Section 6.5(b)(i)).  FRNT and its Subsidiaries shall (and FRNT shall use its reasonable best efforts to cause its or any of its Subsidiaries' Representatives to) cease immediately and cause to be terminated any and all existing activities, solicitations, encouragements, discussions or negotiations, if any, with any Third Party and its Representatives and its financing sources conducted prior to the date hereof with respect to any FRNT Acquisition Proposal or efforts to obtain a FRNT Acquisition Proposal.
(b)            Exceptions.
(i)            Prior to (but not at any time after) obtaining the FRNT Shareholder Approval, FRNT, directly or indirectly through its Representatives, may (A) engage in negotiations or discussions with any Third Party and its Representatives or financing sources that has made (and not withdrawn) after the date of this Agreement a bona fide, written FRNT Acquisition Proposal that (x) did not result from a breach or violation of the provisions of Section 6.5(a), and (y) the FRNT Board reasonably believes in good faith, after consulting with its outside legal and financial advisors, could reasonably be expected to lead to a Superior Proposal, and (B) thereafter furnish to such Third Party or its Representatives or its financing sources non-public information relating to FRNT or any of its Subsidiaries pursuant to a confidentiality agreement (a copy of which shall be provided for informational purposes only to Parent) with such Third Party containing provisions that expressly permit FRNT to comply with the terms of this Section 6.5 if, in the case of either clause (A) or (B), the FRNT Board determines in good faith, after consultation with outside legal counsel, that the failure to take such action is reasonably likely to result in a breach of its fiduciary duties under Applicable Law; provided that all such information provided or made available to such Third Party (to the extent that such information has not been previously provided or made available to Parent) is provided or made available to Parent, as the case may be, prior to or substantially concurrently with the time it is provided or made available to such Third Party.

(ii)            At any time prior to obtaining the FRNT Shareholder Approval, in response to a material fact, event, change, development, or set of circumstances (other than a FRNT Acquisition Proposal) occurring or arising after the date of this Agreement that was not known or reasonably foreseeable by the FRNT Board as of or prior to the date of this Agreement (such material fact, event, change development or set of circumstances, an "Intervening Event"), if the FRNT Board reasonably determines in good faith, after consultation with outside legal and financial advisors, that in light of such Intervening Event, the failure of the FRNT Board to effect an Adverse Recommendation Change is reasonably likely to result in a breach of its fiduciary duties under Applicable Law, the FRNT Board may make an Adverse Recommendation Change; provided, however, that FRNT shall not be entitled to exercise its right to make an Adverse Recommendation Change pursuant to this Section 6.5(b)(ii) unless FRNT has (A) provided to Parent at least three (3) calendar days' prior written notice advising Parent that the FRNT Board intends to take such action and specifying the facts underlying the FRNT Board's determination that an Intervening Event has occurred, and the reasons for the Adverse Recommendation Change, in reasonable detail, and (B) during such three (3) calendar days' period, if requested by Parent, engaged in good faith negotiations with Parent to amend this Agreement in such a manner that obviates the need for an Adverse Recommendation Change as a result of the Intervening Event.
(iii)            Prior to (but not at any time from or after) obtaining the FRNT Shareholder Approval, the FRNT Board may, following receipt of and on account of a Superior Proposal, make an Adverse Recommendation Change in connection with such Superior Proposal, if such Superior Proposal did not result from a breach or violation of the provisions of Section 6.5 and the FRNT Board reasonably determines in good faith, after consultation with outside legal and financial advisors, that in light of such Superior Proposal, the failure of the FRNT Board to take such action is reasonably likely to result in a breach of its fiduciary duties under Applicable Law; provided, however, the FRNT Board shall not be entitled to effect an Adverse Recommendation Change in connection with a Superior Proposal unless (A) the FRNT Board promptly notifies Parent, in writing, at least three (3) calendar days (the "Notice Period") before making an Adverse Recommendation Change, of its intention to take such action with respect to such Superior Proposal, which notice shall state expressly that FRNT has received a FRNT Acquisition Proposal that the FRNT Board has determined to be a Superior Proposal and that the FRNT Board intends to make an Adverse Recommendation Change; (B) the FRNT Board attaches to such notice the most current version of the proposed agreement and the identity of the Third Party making such Superior Proposal; (C) during the Notice Period, if requested by Parent, the FRNT Board has engaged, and has directed its Representatives to engage, in negotiations with Parent in good faith to amend this Agreement in such a manner that such Superior Proposal ceases to constitute a Superior Proposal; and (D) following the Notice Period, the FRNT Board shall have determined in good faith, taking into account any changes to this Agreement made or proposed in writing by Parent, that such Superior Proposal continues to constitute a Superior Proposal; provided, however that with respect to any applicable Superior Proposal, any amendment to the financial terms or any other material amendment to a term of such Superior Proposal shall require a new written notice by the FRNT Board and a new Notice Period, and no such Adverse Recommendation Change in connection with such Superior Proposal may be made during any Notice Period.

(c)            Required Notices.  FRNT and the FRNT Board shall not take any of the actions referred to in Section 6.5(b) unless FRNT shall have first complied with the applicable requirements of this Section 6.5(c).  FRNT shall notify Parent promptly (but in no event later than 24 hours) after receipt by FRNT (or any of its Representatives) of any FRNT Acquisition Proposal, including the material terms and conditions thereof and the identity of the Person making such FRNT Acquisition Proposal and its proposed financing sources, and shall keep Parent reasonably informed on a prompt basis (but in any event no later than 24 hours) as to the status (including changes or proposed changes to the material terms) of such FRNT Acquisition Proposal.  FRNT shall also notify Parent promptly (but in no event later than 24 hours) after receipt by FRNT of any request for non-public information relating to FRNT or any of its Subsidiaries or for access to the business, properties, assets, books or records of FRNT or any of its Subsidiaries by any Third Party that has informed FRNT that it is considering making, or has made, a FRNT Acquisition Proposal.
(d)            Definition of Superior Proposal.  For purposes of this Agreement with respect to a FRNT Acquisition Proposal, "Superior Proposal" means a bona fide, unsolicited written FRNT Acquisition Proposal (provided that, for the purposes of this definition, references to "15%" in the definition of FRNT Acquisition Proposal shall be deemed replaced with references to "50%") that (i) is not subject to any financing condition and for which financing has been fully committed or is on hand or the FRNT Board determines in good faith after considering the advice of its financial advisor is reasonably capable of being fully financed, (ii) the FRNT Board determines in good faith, after considering the advice of its outside counsel and its financial advisor, is reasonably likely to be consummated in accordance with its terms, taking into account all aspects of the proposal and the identity of the Person making the FRNT Acquisition Proposal, and (iii) the FRNT Board determines in good faith, after considering the advice of its financial advisor, would result in a transaction more favorable, from a financial point of view to the FRNT's shareholders (other than its shareholders who have an interest in Parent) than the Merger provided hereunder (after taking into account any amendment to this Agreement proposed by Parent).

SECTION 6.6.       Litigation.
(a)            Parent shall promptly advise FRNT of any pending or threatened Action involving Parent or any of the Parent Companies or any of their respective officers or directors relating to this Agreement or the Merger and shall keep FRNT informed and consult with FRNT regarding the status of the Action on an ongoing basis.  Parent shall cooperate with and give FRNT the opportunity to consult with respect to the defense or settlement of any such Action.
(b)            FRNT shall promptly advise Parent of any pending or threatened Action involving FRNT or any of the FRNT Companies or their respective officers or directors, relating to this Agreement or Merger and shall keep Parent informed and consult with Parent regarding the status of the Action on an ongoing basis.  FRNT shall cooperate with and give Parent the opportunity to consult with respect to the defense or settlement of any such Action, and such settlement shall not be agreed to without the prior written consent of Parent.

ARTICLE VII
 SEC FILINGS AND SHAREHOLDERS' MEETINGS
SECTION 7.1.        SEC Filings.
(a)            As soon as reasonably practicable after the execution of this Agreement, (i) FRNT and Parent shall prepare a joint proxy statement relating to the FRNT Shareholders' Meeting and the Parent Shareholders' Meeting and (ii) FRNT and Parent shall prepare and file with the SEC a Registration Statement on Form F-4 (the "Registration Statement") in connection with the registration under the 1933 Act of Parent Common Shares issuable in the Merger.  The joint proxy statement furnished to FRNT's shareholders in connection with the FRNT Shareholders' Meeting and to Parent's shareholders in connection with the Parent Shareholders' Meeting shall be included as part of the prospectus (the "Joint Proxy Statement/Prospectus") forming part of the Registration Statement.  Each Party hereto shall, and shall cause their respective counsel, accountants and other advisors to, use reasonable best efforts to cooperate with each other in connection with the preparation and filing of the joint proxy statement, the Joint Proxy Statement/Prospectus and the Registration Statement.  Each Party hereto shall, and shall cause their respective counsel, accountants and other advisors to, use reasonable best efforts to respond to any comments of the SEC, to cause the Registration Statement to be declared effective under the 1933 Act as soon as reasonably practicable after such filing and to continue to be effective as of the Effective Time, to take any necessary action and obtain all necessary state securities law or "Blue Sky" permits and approvals required to carry out the transactions contemplated by this Agreement in connection with the Registration Statement and to cause the Joint Proxy Statement/Prospectus to be mailed to FRNT's and Parent's shareholders promptly after the Registration Statement is declared effective by the SEC, including providing all information about itself to the other Party as may be reasonably requested in connection with any such action.

(b)            The Joint Proxy Statement/Prospectus, the Registration Statement and such other filings shall comply in all material respects with all applicable requirements of Law.  If at any time prior to the Effective Time, any event occurs or either Party becomes aware of any information relating to either Party or its Subsidiaries or any of their respective officers or directors or Affiliates that should be described in an amendment or supplement to the Joint Proxy Statement/Prospectus, the Registration Statement or any other related filings, the applicable Party shall inform the other Party promptly after becoming aware of such event or information and cooperate in filing with the SEC or its staff or any other Governmental Authority, and/or mailing to shareholders of FRNT or Parent, as applicable, such amendment or supplement.  The Parties shall cooperate and provide each other with a reasonable opportunity to review and comment on the Joint Proxy Statement/Prospectus, the Registration Statement, any related filings or amendment or supplement thereto and any responses or communications to the SEC staff or other Governmental Authority in connection therewith; provided that, with respect to documents filed by Parent that are incorporated by reference in the Joint Proxy Statement/Prospectus, or the Registration Statement, this right of review and comment shall apply only with respect to information relating to FRNT or its business, financial condition or results of operations.
(c)            Parent and FRNT each shall advise the other, promptly after receiving notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, of the suspension of the qualification of Parent Common Shares issuable in connection with the Merger for offering or sale in any jurisdiction, or of any request by the SEC for amendment of the Joint Proxy Statement/Prospectus or Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information.
SECTION 7.2.       Shareholders' Meetings.  FRNT shall, in accordance with the Bermuda Companies Act and FRNT's organizational documents, duly call, give notice of and hold a meeting of FRNT's shareholders as promptly as practicable for the purpose of voting upon the approval of the Merger and the adoption of this Agreement and the Bermuda Merger Agreement (the "FRNT Shareholders' Meeting").  Parent shall, in accordance with the Bermuda Companies Act and Parent's organizational documents, duly call, give notice of and hold a meeting of Parent's shareholders as promptly as practicable for the purpose of voting upon the approval of the Merger and the adoption of this Agreement and the Bermuda Merger Agreement (the "Parent Shareholders' Meeting").  Each of FRNT and Parent shall use its reasonable best efforts to hold these shareholders' meetings on the same day as soon as practicable after the date on which the Registration Statement becomes effective.  Each of FRNT and Parent shall include in the Joint Proxy Statement/Prospectus the recommendation of their respective boards of directors that shareholders of each entity vote in favor of the approval of the Merger and the adoption of this Agreement and the Bermuda Merger Agreement.  Each of FRNT and Parent shall use its reasonable best efforts to solicit from its shareholders proxies in favor of approval of the Merger and the adoption of this Agreement and the Bermuda Merger Agreement, and shall take all other action necessary or advisable to secure the required vote or consent of its shareholders.
ARTICLE VIII
 OTHER COVENANTS OF THE PARTIES
SECTION 8.1.       Regulatory Undertaking.  Subject to the terms and conditions of this Agreement, the Parties shall use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate the Merger, including (i) preparing and filing as promptly as practicable with any Governmental Authority or other Third Party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, and (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other Third Party that are necessary, proper or advisable to consummate the Merger; provided that the obligations set forth in this sentence shall not be deemed to have been breached as a result of actions by Parent or FRNT or their Subsidiaries permitted by Sections 6.4(b) or 6.5(b).

SECTION 8.2.       Certain Filings.  The parties hereto shall cooperate with one another (i) in connection with the preparation of the Registration Statement, the Joint Proxy Statement/Prospectus or any other Parent Disclosure Documents, (ii) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the Merger, and (iii) in taking such actions or making any such filings, furnishing information required in connection therewith or with the Registration Statement, the Joint Proxy Statement/Prospectus or any other Parent Disclosure Documents and seeking timely to obtain any such actions, consents, approvals or waivers.
SECTION 8.3.        Public Announcements.  Subject to Sections 6.4 and 6.5 hereof, the Parties shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution) or making any other public statement, or scheduling any press conference or conference call with investors or analysts (other than ordinary course communications with investors or analysts not occurring as a publicly announced event or presentation of such communications), with respect to this Agreement or the Merger and, except in respect of any public statement or press release as may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association, neither of the Parties shall issue any such press release or make any such other public statement (including statements to the employees of any FRNT Company or Parent Company, as the case may be), or schedule any such press conference or conference call without the consent of the other Party.  Notwithstanding the foregoing, the parties hereto each hereby consent to the filing of Parent's Form 6-K on the date of this Agreement in the form previously provided by Parent to FRNT.
SECTION 8.4.       Further Assurances.  At and after the Effective Time, the officers and directors of the Surviving Company shall be authorized to execute and deliver, in the name and on behalf of the FRNT, Merger Sub or Parent, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the FRNT, Merger Sub or Parent, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Company any and all right, title and interest in, to and under any of the rights, properties or assets of the FRNT and Merger Sub acquired or to be acquired by the Surviving Company as a result of, or in connection with, the Merger.
SECTION 8.5.      Notices of Certain Events.  Each of FRNT and Parent shall promptly notify the other of:
(a)    any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Merger;

(b)    any notice or other communication from any Governmental Authority in connection with the Merger;
(c)    any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting any FRNT Company or any Parent Company, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any Section of this Agreement;
(d)    any inaccuracy of any representation or warranty contained in this Agreement at any time during the term hereof that could reasonably be expected to cause any of the conditions set forth in Article IX not to be satisfied; and
(e)    any failure of any party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder.
SECTION 8.6.       Indemnification and Insurance.
(a)            From and after the Effective Time, Parent shall cause the Surviving Company to, out of the assets of the Surviving Company, indemnify and hold harmless each individual who at the Effective Time is, or at any time prior to Effective Time was, a director or officer of a FRNT Company (each, an "Indemnitee" and, collectively, the "Indemnitees") with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including reasonable fees and expenses of legal counsel) in connection with any Action (whether civil, criminal, administrative or investigative), whenever asserted, based on or arising out of, in whole or in part, (A) the fact that an Indemnitee was a director or officer of a FRNT Company or (B) acts or omissions by an Indemnitee in the Indemnitee's capacity as a director, officer, employee or agent of a FRNT Company or taken at the request of a FRNT Company (including in connection with serving at the request of a FRNT Company as a director, officer, employee, agent, trustee or fiduciary of another Person (including any employee benefit plan)), in each case under clause (A) or (B), at, or at any time prior to, the Effective Time (including any Action relating in whole or in part to the Merger), to the fullest extent that the FRNT Companies would be required to indemnify the Indemnitees under the FRNT Companies Charter Documents.
(b)            For the six-year period commencing immediately after the Effective Time, the Surviving Company shall maintain in effect FRNT's current directors' and officers' liability insurance covering acts or omissions occurring at or prior to the Effective Time with respect to those individuals who are currently (and any additional individuals who prior to the Effective Time become) covered by FRNT's directors' and officers' liability insurance policies on terms and scope with respect to such coverage, and in amount, no less favorable to such individuals than those of such policy in effect on the date of this Agreement (or Parent may substitute therefor policies, issued by reputable insurers, of at least the same coverage with respect to matters existing or occurring prior to the Effective Time, including a "tail" policy); provided, however, that, if the aggregate premium for such "tail" policy shall exceed 200% of the annual premium paid by FRNT in its last completed fiscal year (such 200% threshold, the "Maximum Premium"), then Parent shall provide or cause to be provided a policy for the applicable individuals with the greatest coverage as shall then be available for a cost not exceeding the Maximum Premium.

(c)            The provisions of this Section 8.6 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under the FRNT Companies Charter Documents, by contract or otherwise.  The obligations of Parent and the Surviving Company under this Section 8.6 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee to whom this Section 8.6 applies unless (x) such termination or modification is required by applicable Law or (y) the affected Indemnitee shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnitees to whom this Section 8.6 applies shall be third-party beneficiaries of this Section 8.6).
(d)            In the event that Parent, the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or Surviving Company or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Company shall assume all of the obligations thereof set forth in this Section 8.6.
(e)            Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors' and officers' insurance claims under any policy that is or has been in existence with respect to the FRNT Companies for any of their respective directors, officers or other employees, in being understood and agreed that the indemnification provided for in this Section 8.6 is not prior to or in substitution for any such claims under such policies.
SECTION 8.7.       Exchange Listings.  Parent shall use its reasonable best efforts to cause the Parent Common Shares issuable in the Merger to be approved for listing on NYSE, subject to official notice of issuance to NYSE, as promptly as practicable after the date hereof and in any event prior to the Closing Date, and FRNT shall cooperate with Parent with respect to such approval.  Parent shall also use its reasonable best efforts to file all necessary documents and take all necessary actions to cause such Parent Common Shares issuable in the Merger to be listed on the Oslo Stock Exchange and the LSE on or prior to the Closing Date.

ARTICLE IX
 CONDITIONS TO THE MERGER
SECTION 9.1.       Conditions to Obligations of Each Party.  The respective obligations of each Party to effect the Merger are subject to the satisfaction of the following conditions:
(a)            the FRNT Shareholder Approval and the Parent Shareholder Approval shall have been obtained;
(b)            no Applicable Law preventing or prohibiting the consummation of the Merger shall be in effect;

(c)            the Registration Statement shall have been declared effective by the SEC under the 1933 Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated by the SEC;
(d)            the Parent Common Shares to be issued in connection with the Merger shall have been approved for listing on NYSE, the Oslo Stock Exchange and the LSE, subject to the completion of the Merger; and
(e)            the holders of not more than an aggregate of 5% of the aggregate number of Parent Common Shares otherwise issuable to holders of FRNT Common Shares as a result of the Merger having taken all actions necessary to become Dissenting Shareholders.  If Dissenting Shares in excess of such 5% level shall occur, then (i) the Parties shall have the right to mutually waive this condition and close, (ii) either Party shall have the right to terminate this Agreement, or (iii) the Parties may mutually agree to adjourn the Closing to any date not later than the End Date to determine whether such percentage is reduced to 5% or less by holders who abandon or lose their right to appraisal pursuant to the Bermuda Companies Act.  At such time as such percentage is thus reduced to 5% or less, this condition shall be deemed satisfied.
SECTION 9.2.       Conditions to Obligations of FRNT.  The obligations of FRNT to effect the Merger are further subject to the satisfaction by Parent of the following conditions:
(a)            (i) the representations and warranties of Parent contained in Section 5.1, Section 5.2 and Section 5.4 of this Agreement (disregarding all materiality and Parent Material Adverse Effect qualifications contained therein) shall be true and correct in all material respects as of the Closing Date as if made at and as of the Closing Date (except to the extent any such representation and warranty by its terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct in all material respects as of such other time), and (ii) all of the other representations and warranties of Parent contained in this Agreement or in any certificate or other writing delivered by Parent pursuant hereto (disregarding all materiality and Parent Material Adverse Effect qualifications contained therein) shall be true and correct as of the Closing Date as if made at and as of the Closing Date (except to the extent any such representation and warranty by its terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct as of such other time), except where the failure of such representations and warranties to be so true and correct does not have, and would be not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect;
(b)            All the consents, authorizations, waivers, Orders, approvals, notices, expirations, filings and registrations set forth in Exhibit C shall have been obtained or made, as the case may be, in form and substance reasonably satisfactory to FRNT, on or prior to, and shall be in full force and effect on, the Closing Date;
(c)            Parent shall have performed and complied with in all material respects all of the covenants and obligations required to be performed by it under this Agreement on or prior to the Closing Date;

(d)            from the date hereof and through the Closing Date, there shall not have occurred any event, change, circumstance, occurrence, effect or state of facts that has had, or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect;
(e)            the facts, circumstances, matters and information contained in the Parent Disclosure Letter, when the same is delivered to FRNT, shall not (except for facts, circumstances, matters and information disclosed prior to the date hereof in any of the Parent Public Disclosures) in the aggregate be reasonably likely to constitute or to result in a Parent Material Adverse Effect; and
(f)            Parent shall have delivered to FRNT as of the Closing Date, a certificate, dated as of such date, executed by an executive officer of Parent to the effect that the conditions set forth in clauses (a), (b), (c), (d) and (e) of this Section 9.2 have been satisfied as of the Closing Date.
SECTION 9.3.       Conditions to Obligations of Parent.  The obligations of Parent to effect the Merger are further subject to the satisfaction by FRNT of the following conditions:
(a)            (i) the representations and warranties of FRNT contained Section 4.1, Section 4.2 and Section 4.4 of this Agreement (disregarding all materiality and FRNT Material Adverse Effect qualifications contained therein) shall be true and correct in all material respects as of the Closing Date as if made at and as of the Closing Date (except to the extent any such representation and warranty by its terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct in all material respects as of such other time), and (ii) all of the other representations and warranties of FRNT contained in this Agreement or in any certificate or other writing delivered by FRNT pursuant hereto (disregarding all materiality and FRNT Material Adverse Effect qualifications contained therein) shall be true and correct as of the Closing Date as if made at and as of the Closing Date (except to the extent any such representation and warranty by its terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct as of such other time), except where the failure of such representations and warranties to be so true and correct does not have, and would be not reasonably be expected to have, individually or in the aggregate, a FRNT Material Adverse Effect;
(b)            all of the consents, authorizations, waivers, Orders, approvals, notices, expirations, filings and registrations set forth on Exhibit C shall have been obtained or made, as the case may be, in form and substance reasonably satisfactory to Parent, on or prior to, and shall be in full force and effect on, the Closing Date;
(c)            FRNT shall have performed and complied with in all material respects all of the covenants and obligations required to be performed by it under this Agreement on or prior to the Closing Date;
(d)            from the date hereof through the Closing Date, there shall not have occurred any event, change, circumstance, occurrence, effect or state of facts that has had, or would reasonably be expected to have, individually or in the aggregate, a FRNT Material Adverse Effect;

(e)            the facts, circumstances, matters and information contained in the FRNT Disclosure Letter, when the same is delivered to Parent, shall not (except for facts, circumstances, matters and information disclosed prior to the date hereof in any FRNT Public Disclosures) in the aggregate be reasonably likely to constitute or to result in a FRNT Material Adverse Effect; and
(f)            FRNT shall have delivered to Parent as of the Closing Date, a certificate, dated as of such date, executed by an executive officer of FRNT to the effect that the conditions set forth in clauses (a), (b), (c), (d), and (e) of this Section 9.3 have been satisfied.
ARTICLE X
 TERMINATION; AMENDMENT; WAIVER
SECTION 10.1.    Termination.  This Agreement may be terminated any time prior to the Effective Time (notwithstanding the receipt of the FRNT Shareholder Approval or the Parent Shareholder Approval):
(a)            by mutual written agreement of  FRNT and Parent duly authorized by the FRNT Board and the Parent Board; or
(b)            by either Party, if the Effective Time shall not have occurred on or before December 31, 2015 (the "End Date"); or
(c)            by either Party if there shall be any Applicable Law that prohibits or prevents Parent or FRNT from consummating the Merger and such prohibition shall have become final and nonappealable; or
(d)            by FRNT, if Parent shall have breached or failed to perform any of its covenants or obligations required to be performed by it under this Agreement, if any representation or warranty of Parent shall have become untrue or if any other event, change, circumstance, occurrence, effect or state of facts shall have occurred, in each case which breach or failure to perform or to be true or any events, changes, circumstances, occurrences, effects or states of facts, individually or in the aggregate has resulted or would reasonably be expected to result in a failure of a condition set forth in Section 9.2 (such circumstance, a "Material Parent Breach"), and such Material Parent Breach cannot be or, to the extent curable by Parent, has not been cured by the earlier of (1) the End Date and (2) twenty (20) days after the giving of written notice to Parent of such breach or failure; or
(e)            by Parent, if FRNT shall have breached or failed to perform any of its covenants or obligations required to be performed by it under this Agreement, if any representation or warranty of FRNT shall have become untrue or if any other event, change, circumstance, occurrence, effect or state of facts shall have occurred, in each case which breach or failure to perform or to be true or any events, changes, circumstances, occurrences, effects or states of facts, individually or in the aggregate has resulted or would reasonably be expected to result in a failure of a condition set forth in Section 9.3 (such circumstance, a "Material FRNT Breach"), and such Material FRNT Breach cannot be or, to the extent curable by FRNT, has not been cured by the earlier of (1) the End Date and (2) twenty (20) days after the giving of written notice to FRNT of such breach or failure; or

(f)            by either Parent or FRNT if either (i) Parent shall fail to obtain the Parent Shareholder Approval at the Parent Shareholders' Meeting, or (ii) FRNT shall fail to obtain the FRNT Shareholder Approval at the FRNT Shareholders' Meeting; or
(g)            by Parent if a Triggering Event with respect to FRNT shall have occurred; or
(h)            by FRNT; if a Triggering Event with respect to Parent shall have occurred; or
(i)            by Parent, upon the approval of the Parent Board, if the Parent Board determines, in its good faith judgment after consultation with legal counsel, that it is required by its fiduciary duties under applicable Law to terminate this Agreement in order to enter into a definitive agreement with respect to a Superior Proposal; or
(j)            by FRNT, upon the approval of the FRNT Board, if the FRNT Board determines, in its good faith judgment after consultation with legal counsel, that it is required by its fiduciary duties under applicable Law to terminate this Agreement in order to enter into a definitive agreement with respect to a Superior Proposal.
The Party desiring to terminate this Agreement pursuant to this Section 10.1 (other than pursuant to Section 10.1(a)) shall give written notice of such termination to the other Party.
SECTION 10.2.    Effect of Termination.  If this Agreement is terminated pursuant to Section 10.1, this Agreement shall become void and of no effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to the other Party; provided that, if such termination shall result from the intentional breach by a Party of its obligations hereunder, such Party shall be fully liable for any and all liabilities and damages incurred or suffered by the other Party as a result of such failure.  For purposes hereof, an "intentional breach" means a material breach that is a consequence of an act undertaken by the breaching Party with the intention of breaching the applicable obligation.  The provisions of this Section 10.2 and Sections 11.2, 11.4, 11.7, 11.8, 11.9, 11.12, 11.13, and 11.15 shall survive any termination hereof pursuant to Section 10.1.

ARTICLE XI
 MISCELLANEOUS
SECTION 11.1.    No Survival of Representations, Warranties, Covenants and Agreements.  This Article XI and the covenants and agreements of the Parties contained in Article II and Sections 8.4 and 8.6 shall survive the Effective Time.  No other representations, warranties, covenants or agreements in this Agreement shall survive the Effective Time.
SECTION 11.2.     Notices.  All notices, requests and other communications to any party hereunder shall be in writing (including digital transmission) and shall be given, if to Parent or Merger Sub, to:
Frontline Ltd.
Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08
Bermuda
Attention: Inger M. Klemp
 Email: inger.klemp@frontmgt.no
with a copy to:

Seward & Kissel LLP
One Battery Park Plaza
New York, NY  10004
Attention: Gary J. Wolfe / James E. Abbott
Email:  wolfe@sewkis.com/abbott@sewkis.com
if to FRNT, to:
Frontline 2012 Ltd.
Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08
Bermuda
Attention:  Inger M. Klemp
 Email: inger.klemp@frontmgt.com
with a copy to:
Advokatfirmaet BA-HR DA
P.O. Box 1524 Vika
NO-0117 Oslo
Norway
Attention:  Robin Bakken
Email:  rba@bahr.no

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto.  All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to the local close of business of the recipient on a Business Day.  Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day.
SECTION 11.3.    Amendments and Waivers.
(a)            Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each Party to this Agreement or, in the case of a waiver, by each Party against whom the waiver is to be effective; provided that (i) after the Parent Shareholder Approval has been obtained there shall be no amendment or waiver that would require the further approval of the shareholders of Parent under the Bermuda Companies Act unless such amendment made is subject to such shareholder approval and (ii) after the FRNT Shareholder Approval has been obtained there shall be no amendment or waiver that would require the further approval of the shareholders of FRNT under the Bermuda Companies Act unless such amendment is made subject to such shareholder approval.
(b)            No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.
SECTION 11.4.    Expenses.
(a)            General.  Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the Party incurring such cost or expense.
(b)            Parent Termination Fee.  If (A) this Agreement is terminated by FRNT pursuant to Section 10.1(h) or by Parent pursuant to Section 10.1(i), and (B) prior to the nine-month anniversary of the date of such termination, Parent enters into a definitive agreement with respect to any Parent Acquisition Proposal which gave rise to such termination, or any such Parent Acquisition Proposal shall have been consummated, then Parent shall pay the Termination Fee to FRNT in immediately available funds concurrently with the Closing of such Parent Acquisition Proposal. "Termination Fee" means $10,000,000.
(c)            FRNT Termination Fee.  If (A) this Agreement is terminated by Parent pursuant to Section 10.1(g) or by FRNT pursuant to Section 10.1(j), and (B) prior to the nine-month anniversary of the date of such termination, FRNT enters into a definitive agreement with respect to any FRNT Acquisition Proposal which gave rise to such termination, or any such FRNT Acquisition Proposal shall have been consummated, then FRNT shall pay the Termination Fee to Parent in immediately available funds concurrently with the closing of such FRNT Acquisition Proposal.

(d)            Other Costs and Expenses.  The Parties acknowledge that the agreements contained in this Section 11.4 are an integral part of the transactions contemplated hereby, and that, without these agreements, the Parties would not enter into this Agreement.  Accordingly, if a Party fails promptly to pay any amount due pursuant to this Section 11.4, it shall also pay any costs and expenses incurred by the other Party in connection with a legal action to enforce the obligation to pay the Termination Fee that results in a judgment against other Party for such amount, together with interest on the amount of any unpaid fee, cost or expense at the publicly announced prime rate of Citibank, N.A. from the date such fee, cost or expense was required to be paid to (but excluding) the payment date.
(e)            Each of the Parties agree that, upon any termination of this Agreement under circumstances where the Termination Fee is payable by other Party pursuant to this Section 11.4 and such Termination Fee is paid in full, such Party shall be precluded from any other remedy against the other Party, at law or in equity or otherwise, and such Party shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the other Party or any of their respective directors, officers, employees, partners, managers, members, shareholders or Affiliates or their respective Representatives in connection with this Agreement or the transactions contemplated hereby.
SECTION 11.5.    Disclosure Letters.  The parties hereto agree that any reference in a particular Section of the FRNT Disclosure Letter or Parent Disclosure Letter, as applicable, shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) the applicable representations and warranties (or applicable covenants) that are contained in the corresponding Section of this Agreement and any other representations and warranties that are contained in this Agreement to which the relevance of such item thereto is reasonably apparent.  The mere inclusion of an item in the FRNT Disclosure Letter or Parent Disclosure Letter, as applicable, as an exception to (or, as applicable, a disclosure for purposes of) a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have a FRNT Material Adverse Effect or Parent Material Adverse Effect, as applicable.
SECTION 11.6.    Waiver.  Subject to Section 11.3 hereof, at any time prior to the Effective Time, whether before or after the Parent Shareholders' Meeting, Parent may (a) extend the time for the performance of any of the covenants, obligations or other acts of FRNT, or (b) waive any inaccuracy of any representations or warranties or compliance with any of the agreements, covenants or conditions of FRNT or with any conditions to its own obligations.  Any agreement on the part of Parent to any such extension or waiver will be valid only if such waiver is set forth in an instrument in writing signed on behalf of Parent by its duly authorized officer.  Subject to Section 11.3 hereof, at any time prior to the Effective Time, whether before or after the FRNT Shareholders' Meeting, FRNT may (a) extend the time for the performance of any of the covenants, obligations or other acts of Parent, or (b) waive any inaccuracy of any representations or warranties or compliance with any of the agreements, covenants or conditions of Parent, or with any conditions to its own obligations.  Any agreement on the part of FRNT to any such extension or waiver will be valid only if such waiver is set forth in an instrument in writing signed on behalf of FRNT by its duly authorized officer.  The failure of any Party to this Agreement to assert any of its rights under this Agreement or otherwise will not constitute a waiver of such rights.  The waiver of any such right with respect to particular facts and other circumstances will not be deemed a waiver with respect to any other facts and circumstances, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

SECTION 11.7.     Governing Law.  This Agreement will be deemed to be made in and in all respects will be interpreted, construed and governed by and in accordance with the Laws of the State of New York without giving effect to any choice of Law or conflict of Law provision or rule that would cause the application of the Laws of any jurisdiction other than the State of New York, except to the extent that the law of Bermuda is mandatorily applicable to the Merger.
SECTION 11.8.     Jurisdiction.  EACH OF THE PARTIES HERETO CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT SITTING IN MANHATTAN IN NEW YORK CITY OR IN THE FEDERAL SOUTHERN DISTRICT IN THE STATE OF NEW YORK AND ANY APPELLATE COURT THEREFROM LOCATED IN NEW YORK, NEW YORK AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS AGREEMENT, THE MERGER OR THE OTHER TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT MAY BE LITIGATED IN SUCH COURTS.  EACH OF THE PARTIES HERETO ACCEPTS FOR ITSELF AND IN CONNECTION WITH ITS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY FINAL AND NONAPPEALABLE JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS AGREEMENT, THE MERGER OR THE OTHER TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.  EACH OF THE PARTIES HERETO FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO SUCH PARTY AT THE ADDRESS SPECIFIED IN THIS AGREEMENT, SUCH SERVICE TO BECOME EFFECTIVE 15 CALENDAR DAYS AFTER SUCH MAILING.  NOTHING HEREIN WILL IN ANY WAY BE DEEMED TO LIMIT THE ABILITY OF ANY PARTY HERETO TO SERVE ANY SUCH LEGAL PROCESS, SUMMONS, NOTICES AND DOCUMENTS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW OR TO OBTAIN JURISDICTION OVER OR TO BRING ACTIONS, SUITS OR PROCEEDINGS AGAINST ANY OTHER PARTY HERETO IN SUCH OTHER JURISDICTIONS, AND IN SUCH MANNER, AS MAY BE PERMITTED BY ANY APPLICABLE LAW.
SECTION 11.9.    WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
SECTION 11.10.  Counterparts; Effectiveness.  This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each Party hereto shall have received a counterpart hereof signed by all of the other Parties hereto.  Until and unless each Party has received a counterpart hereof signed by the other Party hereto, this Agreement shall have no effect and no Party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

SECTION 11.11. Entire Agreement.  This Agreement and the other agreements and documents contemplated hereby constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the Parties with respect to the subject matter of this Agreement.
SECTION 11.12.  Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party.  Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.
SECTION 11.13. Specific Performance.  The Parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, that monetary damages may not be adequate compensation for any loss incurred in connection therewith, and that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal court located in the State of New York or any New York state court, in addition to any other remedy to which they are entitled at law or in equity. The Parties hereby agree to waive in any action for specific performance of any such obligation (other than in connection with any action for temporary restraining order) the defense that a remedy at law would be adequate.
SECTION 11.14.  Headings.  The descriptive headings contained in this Agreement are included for convenience of reference only and will not affect in any way the meaning or interpretation of this Agreement.
SECTION 11.15.  Construction.  The Parties have participated jointly in the negotiation and drafting of this Agreement, and, in the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties, and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.
SECTION 11.16. Binding Effect; Benefit; Assignment.
(a)            The provisions of this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and assigns.  Except as provided in Section 8.6, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the Parties and their respective successors and assigns.

(b)            No Party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other Party.
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IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized directors as of the date first above written.

FRONTLINE LTD.

By:	/s/ Georgina Sousa
Name: Georgina Sousa
Title: Director

FRONTLINE ACQUISITION LTD.

By:	/s/ Georgina Sousa
Name: Georgina Sousa
Title: Director

FRONTLINE 2012 LTD.

By:	/s/ Hans Petter Aas
Name: Hans Petter Aas
Title: Director

EXHIBIT A

Bermuda Merger Agreement

Dated  _______________ 2015

FRONTLINE LTD.

FRONTLINE ACQUISITION LTD.

-AND-

FRONTLINE 2012 LTD.

_______________________________

MERGER AGREEMENT
_______________________________

THIS AGREEMENT is made the ____ day of _______________, 2015

B E T W E E N:

1.	Frontline Ltd., a limited company having its registered office at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda, ("Parent");

2.	Frontline Acquisition Ltd., a limited company having its registered office at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda ("Merger Sub"); and

3.	Frontline 2012 Ltd., a limited company having its registered office at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda, ("FRNT");

W H E R E A S Merger Sub is a wholly-owned subsidiary of Parent.

W H E R E A S upon the terms and subject to the conditions set forth in this Agreement, the parties wish to merge Merger Sub with FRNT (the "Merger") in accordance with Section 104H of the Bermuda Companies Act, with FRNT continuing as the surviving company (the "Surviving Company").

W H E R E A S Parent, Merger Sub and FRNT entered into an agreement and plan of merger dated 1st July, 2015 (the "Plan of Merger") that provides for the transaction details in respect of the Merger.

W H E R E A S pursuant to the terms of the Plan of Merger, the Parent, as the sole shareholder of Merger Sub, has approved the Merger and this Agreement.

NOW IT IS HEREBY AGREED as follows:-

1.	DEFINITIONS

Words and expressions defined in the recitals to this Agreement have, unless the context otherwise requires, the same meanings in this Agreement.  Unless the context otherwise requires, the following words and expressions have the following meanings in this Agreement:

"Bermuda Companies Act" means the Bermuda Companies Act of 1981, as amended;
"Dissenting Shareholder" means a holder of FRNT Common Shares who did not vote in favor of the Merger and who complies with all of the provisions of the Bermuda Companies Act concerning the right of holders of FRNT Common Shares to require appraisal of their shares under the Bermuda Companies Act;
"Dissenting Shares" means any FRNT Common Share held by a Dissenting Shareholder;
"Exchange Ratio" means 2.55;
"FRNT Common Shares" means the ordinary shares, par value $2.00 per share, of FRNT;
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"Parent Common Shares" means the common shares, par value $1.00 per share, of Parent;
"Subsidiary" means, with respect to any party, any corporation, limited liability company, partnership, joint venture or other legal entity (whether recognized by statute or under the common law) of which such party (either alone or through or together with any other Subsidiary), owns, directly or indirectly, more than 50% of the shares or other equity interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of a non-corporate party.
2.	EFFECTIVENESS OF THE MERGER

The parties hereby agree that the Merger shall occur upon the terms and conditions of the Plan of Merger and of this Agreement and that the Merger shall become effective upon the issuance of the certificate of merger with respect to the Merger (the "Certificate of Merger") by the Registrar of Companies in Bermuda (the "Effective Time").

3.	MEMORANDUM OF ASSOCIATION OF SURVIVING COMPANY

At the Effective Time, the memorandum of association of FRNT, as in effect immediately prior to the Effective Time, shall be the memorandum of association of the Surviving Company.

4.	BYE-LAWS OF SURVIVING COMPANY

At the Effective Time, the bye-laws of FRNT, as in effect immediately prior to the Effective Time, shall be the bye-laws of the Surviving Company.

5.	DIRECTORS

The following individuals shall be the directors of the Surviving Company until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be:

Alexandra Kate Blankenship
Endon Hall
Wick, Pershore
Worcestershire WR 10 3JS
UK
Georgina E. Sousa
"Pepper Pot"
2, Salt House Lane
Harrington Hundreds
Smith's Parish FL 08
Bermuda
Inger M. Klemp
[Address]
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At the Effective Time, the registered office of the Surviving Company shall be 14 Par-la-Ville Road, Hamilton HM 08, Bermuda.

6.	EFFECT ON SHARE CAPITAL

At the Effective Time, by virtue of the Merger:

(a)	Each FRNT Common Share held in the treasury of FRNT, and each FRNT Common Share owned by Parent or any direct or indirect wholly-owned Subsidiary of Parent or of FRNT immediately prior to the Effective Time, shall be cancelled without any conversion thereof and no payment or distribution shall be made with respect thereto.

(b)	Each issued and outstanding FRNT Common Share (other than any shares cancelled pursuant to Section 6(a) and any Dissenting Shares) shall be cancelled and shall be converted automatically into the right to receive a number of Parent Common Shares equal to the Exchange Ratio (such Parent Common Shares into which FRNT Common Shares are converted hereunder, in the aggregate, the "Merger Consideration").
(c)	Each common share of Merger Sub issued and outstanding immediately prior to the Effective Time shall automatically be converted into and become one (1) validly issued, fully paid and nonassessable common share of the Surviving Company.
(d)	No certificates or scrip representing fractional Parent Common Shares shall be issued and each holder of a fractional share interest shall be paid an amount in cash (without interest) equal to the product obtained by multiplying (i) such fractional share interest to which such holder (after taking into account all fractional share interests then held by such holder) would otherwise be entitled by (ii) the closing price of a Parent Common Share on the New York Stock Exchange on the last trading day immediately preceding the Effective Time.
(e)	Notwithstanding anything in this Agreement to the contrary, any Dissenting Shares shall be cancelled (but shall not entitle their holders to receive Parent Common Shares pursuant to Section 6(b)) and shall be converted into the right to receive the fair value thereof under Section 106 of the Bermuda Companies Act (provided that if a Dissenting Shareholder fails to perfect effectively, withdraws or waives or loses such dissenters` rights action, such Dissenting Shareholder shall be entitled to receive Parent Common Shares in accordance with this Section 6).

7.	MISCELLANEOUS

Parent, Merger Sub and FRNT each undertake to do, execute and perform such further acts, documents and things within their respective powers as may be necessary to effect the Merger, including, without limitation, (a) holding all necessary meetings of their shareholders, (b) passing all necessary resolutions of their directors, (c) procuring that their Subsidiaries pass all necessary resolutions of their shareholders, members or directors, and (d) filing all necessary notices or other documents with regulators, officials or other entities.

This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.
4

8.	GOVERNING LAW AND SUBMISSION TO JURISDICTION

This Agreement shall be governed by and construed in accordance with the laws of Bermuda and the parties hereto submit to the exclusive jurisdiction of the courts of Bermuda.

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5

IN WITNESS WHEREOF the parties hereto have executed this Agreement the day and year first above written.

For and on behalf of
Frontline Ltd.

________________________
Signature
Name:
Authorised Signatory

For and on behalf of
Frontline Acquisition Ltd.

________________________
Signature
Name:
Authorised Signatory

For and on behalf of
Frontline 2012 Ltd.

________________________
Signature
Name:
Authorised Signatory

6

EXHIBIT B
Directors of the Surviving Company
Alexandra Kate Blankenship, Georgina E. Sousa and Inger M. Klemp

7

EXHIBIT C

Consents
FRNT Consents
The following consents must be obtained by FRNT on or prior to the Closing Date:
Lenders	Facility	Guarantor

The Export-Import Bank of China	$146.44m	Frontline 2012 Ltd./Frontfleet Ltd.

Deutsche Bank AG	$420m	Frontline 2012 Ltd./Frontfleet Ltd.
DNB Bank ASA	$420m	Frontline 2012 Ltd./Frontfleet Ltd.
Danske Bank (ex Fokus)	$420m	Frontline 2012 Ltd./Frontfleet Ltd.
ABN AMRO Bank N.V.	$420m	Frontline 2012 Ltd./Frontfleet Ltd.
HSH Nordbank AG	$420m	Frontline 2012 Ltd./Frontfleet Ltd.
ING Bank N.V.	$420m	Frontline 2012 Ltd./Frontfleet Ltd.
Nordea Bank Norge ASA	$420m	Frontline 2012 Ltd./Frontfleet Ltd.
Skandinaviske Enskilda Banken AB	$420m	Frontline 2012 Ltd./Frontfleet Ltd.

Nordea Bank Norge ASA	$200m	Frontline 2012 Ltd./Frontfleet Ltd.

Nordea Bank Norge ASA	$60.6m	Frontfleet Ltd.

Nordea Bank Norge ASA	$466.5m	Frontfleet II Ltd.
Skandinaviske Enskilda Banken AB	$466.5m	Frontfleet II Ltd.
DNB Bank ASA	$466.5m	Frontfleet II Ltd.
ABN AMRO Bank N.V.	$466.5m	Frontfleet II Ltd.
ING Bank N.V.	$466.5m	Frontfleet II Ltd.

Parent Consents
The following consent must be obtained by Parent on or prior to the Closing Date:

Lenders	Facility	Guarantor

Nordea Bank Norge ASA	$60m	Frontline Ltd.

Exhibit 99.2

VOTING AGREEMENT

by and among

 FRONTLINE LTD.,
FRONTLINE 2012 LTD.
and

THE SHAREHOLDERS PARTY HERETO

_________________________

Dated as of July 1, 2015

 _________________________

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INDEX OF DEFINED TERMS
Term	Section
Adverse Amendment	2.1(b)
Agreement	Preamble
Beneficial Owner	1.1(a)
Beneficial Ownership	1.1(a)
Beneficially Own	1.1(a)
Beneficially Owned	1.1(a)
Common Shares	Recitals
control	1.1(b)
controlled by	1.1(b)
controlling	1.1(b)
Covered Affiliates	1.1(c)
Covered Shares	1.1(d)
Existing Shares	1.1(e)
FRNT P	Preamble
FRNT Common Shares Re	Recitals
FRO	Preamble
FRO Common Shares Pre	Recitals
Loan Shares	2.1
Merger	Recitals
Merger Agreement	Recitals
Organizational Documents	2.1(b)
Permitted Transfer	1.1(f)
Shareholder	Preamble
Transfer	1.1(g)
Voting Period	2.1

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VOTING AGREEMENT

VOTING AGREEMENT, dated as of July 1, 2015 (this "Agreement"), by and among Frontline Ltd., a Bermuda limited company ("FRO"), Frontline 2012 Ltd., a Bermuda limited company ("FRNT"), and each of the Persons listed on Schedule 1 hereto (each, a "Shareholder").
RECITALS
WHEREAS, concurrently with the execution and delivery of this Agreement, FRO, Frontline Acquisition Ltd., a limited company incorporated in Bermuda and a wholly-owned subsidiary of FRO (the "Merger Sub"), and FRNT are entering into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"), pursuant to which, among other things, Merger Sub will merge with FRNT, with FRNT continuing as the surviving company (the "Merger");
WHEREAS, as of the date of this Agreement, each Shareholder is the Beneficial Owner (as hereinafter defined) of the number of issued and outstanding common shares, par value $1.00 per share, of FRO (the "FRO Common Shares") and/or such number of issued and outstanding ordinary shares, par value $2.00 per share, of FRNT (the "FRNT Common Shares") as is set forth opposite such Shareholder's name on Schedule 1 hereto; and
WHEREAS, as a condition to the willingness of FRO and FRNT to enter into the Merger Agreement, FRO and FRNT have required that each Shareholder agree, and each Shareholder has agreed, to enter into this Agreement.
Accordingly, in consideration of the mutual representations, warranties, covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement, intending to be legally bound, agree as follows:
ARTICLE I

 GENERAL
Section 1.1                          Defined Terms.  The following capitalized terms, as used in this Agreement, shall have the meanings set forth below.  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement.
(a)            "Beneficial Ownership" by a Person of any security includes ownership by any Person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares: (i) voting power which includes the power to vote, or to direct the voting of, such security; and/or (ii) investment power which includes the power to dispose, or to direct the disposition, of such security; and shall otherwise be interpreted in accordance with the term "beneficial ownership" as defined in Rule 13d-3 adopted by the SEC under the 1934 Act.  The terms "Beneficially Own," "Beneficially Owned" and "Beneficial Owner" shall have correlative meanings.

(b)            "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), when used with respect to any Person, means the power to direct or cause the direction of the management or policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.
(c)            "Covered Affiliates" means, with respect to each Shareholder, each Affiliate controlled by such Shareholder.
(d)            "Covered Shares" means the Existing Shares that are Beneficially Owned by the Shareholder, together with any other FRO Common Shares or FRNT Common Shares that the Shareholder acquires Beneficial Ownership of prior to the termination of this Agreement in accordance with this Agreement.
(e)            "Existing Shares" means, with respect to each Shareholder, the number of FRO Common Shares and/or FRNT Common Shares set forth opposite such Shareholder's name on Schedule 1 hereto.
(f)            "Permitted Transfer" means a Transfer by a Shareholder of Covered Shares (i) if agreed to by the Parties in writing in their sole discretion or (ii) provided such transfer is in the ordinary course of business and not for the purpose of evading the obligations established under this Agreement, a Transfer of Covered Shares by a Shareholder to one or more partners, subsidiaries or members of such Shareholder or to an affiliated corporation under common control with such Shareholder; provided that such transferee agrees in writing to assume all of such transferring Shareholder's obligations hereunder in respect of the securities subject to such Transfer and to be bound by, and comply with, the terms of this Agreement with respect to the Covered Shares that are subject to such Transfer, to the same extent as such transferring Shareholder is bound hereunder.
(g)            "Transfer" means, directly or indirectly, to sell, transfer, assign, pledge, encumber, hypothecate or otherwise dispose of (by merger, by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise), either voluntarily or involuntarily, or to enter into any contract, option, derivative or other agreement or understanding (including any profit or loss-sharing arrangement) with respect to any sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition.
ARTICLE II

 VOTING
Section 2.1                          Agreement to Vote.  Each Shareholder hereby agrees that during the period from the date hereof through the earlier to occur of (i) the Effective Time and (ii) the date of termination of the Merger Agreement in accordance with its terms (the "Voting Period"), at the FRO Shareholders' Meeting and the FRNT Shareholders' Meeting and at any other meeting of the shareholders of either Party, however called, including any adjournment, recess or postponement thereof, and in connection with any written consent of the shareholders of either Party, it shall, in each case to the extent that the Covered Shares are entitled to vote thereon or consent thereto:
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(a)            appear at each such meeting or otherwise cause all of its Covered Shares to be counted as present thereat for purposes of calculating a quorum; and
(b)            except as expressly provided or permitted herein, vote (or cause to be voted), in person or by proxy, or deliver (or cause to be delivered) a written consent covering all of its Covered Shares (i) in favor of the Merger, the approval of the Merger Agreement and of the Bermuda Merger Agreement, (ii) against any action, proposal, transaction or agreement that would reasonably be expected to result in a material breach of any material representation, warranty, covenant or agreement of FRO or FRNT contained in the Merger Agreement, (iii) against any amendment of FRO's or FRNT's memorandum of association, bye-laws or other comparable charter or organizational documents, as applicable (collectively, the "Organizational Documents") (other than any amendments of either Party's Organizational Documents resulting from the Merger), which amendment would in any manner materially delay, impede, frustrate, prevent or nullify the Merger, the Merger Agreement or the Bermuda Merger Agreement or change in any manner the voting rights of the FRO Common Shares or FRNT Common Shares, and (iv) against any Acquisition Proposal; provided that if, in response to a Superior Proposal received by the FRO Board or the FRNT Board, an Adverse Recommendation Change is made after the date of this Agreement and prior to the FRO Shareholders' Meeting or the FRNT Shareholders' Meeting, as applicable, in accordance with the terms of the Merger Agreement, such Shareholder's Covered Shares shall not in such circumstances be subject to this Section 2.1; and provided further, that this Section 2.1 shall not require such Shareholder to vote or consent (or cause any Affiliate to vote or consent) in favor of the Merger Agreement, the Bermuda Merger Agreement or the Merger, to the extent that the Merger Agreement has been amended in a manner that is materially adverse to the Shareholders (an "Adverse Amendment").
No Shareholder has entered into, and no Shareholder shall enter into any agreement or understanding with any Person to vote or give instructions in any manner inconsistent with clause (a) and clause (b) of this Section 2.1; provided, however, that if the events described in the first proviso of clause (b) of this Section 2.1 have occurred, the limitations in this clause (c) shall not apply to any action with respect to FRO Common Shares or FRNT Common Shares Beneficially Owned by a Shareholder including the voting for or consenting by written consent to an Acquisition Proposal.
Notwithstanding the foregoing, each Shareholder shall remain free to vote (or execute consents or proxies with respect to) the Covered Shares with respect to any matter not covered by this Section 2.1 in any manner such Shareholder deems appropriate, including in connection with the election of directors.
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Further, notwithstanding the foregoing, if any Covered Shares are lent out pursuant to share lending arrangements entered into prior to the date hereof ("Loan Shares"), and the Shareholder as a consequence does not have voting power to such Loan Shares, this shall not in any way constitute a breach of the Shareholders undertakings pursuant hereto.
ARTICLE III

 REPRESENTATIONS AND WARRANTIES
Section 3.1                          Representations and Warranties of the Shareholders.  Each Shareholder represents and warrants to FRO and FRNT as follows:
(a)            Organization; Authorization; Validity of Agreement; Necessary Action.  Such Shareholder is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization.  Such Shareholder has the requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement.  The execution and delivery by such Shareholder of this Agreement, the performance by it of its obligations hereunder and the consummation by it of the transactions contemplated by this Agreement have been duly and validly authorized by such Shareholder and no other actions or proceedings on the part of such Shareholder are necessary to authorize the execution and delivery by it of this Agreement, the performance by it of its obligations hereunder or the consummation by it of the transactions contemplated by this Agreement.  This Agreement has been duly executed and delivered by such Shareholder and, assuming this Agreement constitutes a valid and binding obligation of the other parties hereto, constitutes a legal, valid and binding agreement of such Shareholder enforceable against it in accordance with its terms, subject to the Equitable Exceptions.
(b)            Ownership.  Such Shareholder is the owner of record or the Beneficial Owner of such Shareholder's Existing Shares, free and clear of any Liens, other than (i) any Liens pursuant to this Agreement, (ii) any transfer restrictions of general applicability as may be provided under the Securities Act and the "blue sky" laws of the various states of the United States and (iii) any Liens which do and will not affect such Shareholder's Beneficial Ownership of the Covered Shares.  As of the date of this Agreement, such Shareholder's Existing Shares constitute all of the shares of FRO Common Shares and FRNT Common Shares Beneficially Owned or owned of record by such Shareholder.  Except to the extent Covered Shares are Transferred after the date of this Agreement pursuant to a Permitted Transfer, such Shareholder is the Beneficial Owner and has and will have at all times during the term of this Agreement Beneficial Ownership, voting power (including the right to control such vote as contemplated herein), power of disposition, power to issue instructions with respect to the matters set forth in Article II hereof, and power to agree to all of the matters set forth in this Agreement, in each case with respect to all of such Shareholder's Existing Shares and with respect to all of the Covered Shares Beneficially Owned by such Shareholder at all times through the Closing Date.  Notwithstanding the foregoing, if any Covered Shares are Loan Shares, and the Shareholder as a consequence does not have voting power to such Covered Shares, or its rights over such Covered Shares are otherwise restricted as a result thereof, this shall not in any way constitute a breach of the Shareholder's undertakings, representations or warranties pursuant to this Agreement.
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(c)            Non-Contravention.  The execution, delivery and performance of this Agreement by such Shareholder do not and will not (i) contravene or conflict with, or result in any violation or breach of, any provision of Organizational Documents of such Shareholder, (ii) contravene or conflict with, or result in any violation or breach of, any Law applicable to such Shareholder or by which any of its assets or properties is bound or (iii) conflict with or result in any violation, termination, cancellation or breach of, or constitute a default (with or without notice or lapse of time or both) under, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which such Shareholder is a party or by which it or any of its assets or properties is bound, except for any of the foregoing that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of such Shareholder to perform its obligations hereunder.
(d)            Consents and Approvals.  The execution and delivery of this Agreement by such Shareholder does not, and the performance by such Shareholder of its obligations under this Agreement and the consummation by it of the transactions contemplated by this Agreement will not, require such Shareholder to obtain any consent, approval, order, waiver, authorization or permit of, or any filing with or notification to,  any Governmental Authority or other Person, other than (i) such consents and approvals that have already been obtained, (ii) such consents and approvals that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of such Shareholder to perform its obligations hereunder and (iii) as required under the 1934 Act.
ARTICLE IV

 OTHER COVENANTS
Section 4.1                          Prohibition on Transfers.  During the term of this Agreement, each Shareholder agrees not to Transfer any of the Covered Shares, Beneficial Ownership thereof or any other interest therein, unless such Transfer is a Permitted Transfer.
Section 4.2                          Share Dividends, etc.  In the event of a reclassification, recapitalization, reorganization, share split (including a reverse share split) or combination, exchange or readjustment of shares or other similar transaction, or if any share dividend or share distribution is declared, in each case affecting the Covered Shares and in each case occurring prior to the termination of this Agreement, the terms "Existing Shares" and "Covered Shares" shall be deemed to refer to and include such shares as well as all such share dividends and distributions and any securities of FRO or FRNT into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.  Each Shareholder hereby agrees, while this Agreement is in effect, promptly to notify FRO and/or FRNT of the number of any new FRO Common Shares or FRNT Common Shares with respect to which Beneficial Ownership is acquired by such Shareholder, if any, after the date hereof and before the Effective Time (it being understood that such Shareholder shall be deemed to have satisfied the foregoing obligation if it amends its Schedule 13D in respect of such new FRO Common Shares within the time period required under Rule 13d-2 adopted by the SEC under the 1934 Act).  Any such shares shall automatically become subject to the terms of this Agreement as Covered Shares as though owned by the Shareholder as of the date hereof.
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Section 4.3                          No Solicitation.  Each Shareholder hereby agrees that during the Voting Period, it shall not and shall use its reasonable best efforts to cause its Covered Affiliates and its and their respective Representatives not to, take any action that FRO or FRNT are otherwise prohibited from taking under Sections 6.4 and 6.5 of the Merger Agreement.
Section 4.4                          Waiver of Actions.  Each Shareholder hereby agrees not to commence or join in, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against FRO or FRNT or any of their respective successors (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or the Merger Agreement or the Bermuda Merger Agreement or (b) alleging a breach of any fiduciary duty of any Person in connection with the negotiation and entry into this Agreement or the Merger Agreement or the Bermuda Merger Agreement.
ARTICLE V

 MISCELLANEOUS
Section 5.1                          Interpretation.  Unless the express context otherwise requires:
(a)            the words "hereof," "herein" and "hereunder" and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;
(b)            terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa;
(c)            references herein to a specific Section, Subsection, Recital or Schedule shall refer, respectively, to Sections, Subsections, Recitals or Schedules of this Agreement;
(d)            wherever the word "include," "includes" or "including" is used in this Agreement, it shall be deemed to be followed by the words "without limitation";
(e)            references herein to any gender shall include each other gender;
(f)            references herein to any Person shall include such Person's heirs, executors, personal representatives, administrators, successors and assigns;
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(g)            references herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity;
(h)            with respect to the determination of any period of time, the word "from" means "from and including" and the words "to" and "until" each means "to but excluding";
(i)            the word "or" shall be disjunctive but not exclusive;
(j)            references herein to any Law shall be deemed to refer to such Law as amended, modified, codified, reenacted, supplemented or superseded in whole or in part and in effect from time to time, and also to all rules and regulations promulgated thereunder;
(k)            references herein to any Contract mean such Contract as amended, supplemented or modified (including any waiver thereto) in accordance with the terms thereof;
(l)            the headings contained in this Agreement are intended solely for convenience and shall not affect the rights of the parties to this Agreement;
(m)            with regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence;
(n)            if the last day for the giving of any notice or the performance of any act required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action shall be extended to the next succeeding Business Day; and
(o)            references herein to "as of the date hereof," "as of the date of this Agreement" or words of similar import shall be deemed to mean "as of immediately prior to the execution and delivery of this Agreement".
Section 5.2                          Termination.  This Agreement and all obligations of the parties hereunder shall automatically terminate on the earlier to occur of (a) the Effective Time, (b) the date of termination of the Merger Agreement in accordance with its terms and (c) the date of any modification, waiver, change or amendment of the Merger Agreement executed after the date hereof that is an Adverse Amendment, and after the occurrence of any such applicable event this Agreement shall terminate and be of no further force; provided, however, that the provisions of this Article V shall survive any termination of this Agreement, and such termination shall not relieve any party hereto of any obligation for any breach of this Agreement occurring prior to such termination.
Section 5.3                          Governing Law. This Agreement will be deemed to be made in and in all respects will be interpreted, construed and governed by and in accordance with the Laws of the State of New York without giving effect to any choice of Law or conflict of Law provision or rule that would cause the application of the Laws of any jurisdiction other than the State of New York, except to the extent that the law of Bermuda is mandatorily applicable to the Merger.
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Section 5.4                          Jurisdiction. EACH OF THE PARTIES HERETO CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT SITTING IN MANHATTAN IN NEW YORK CITY OR IN THE FEDERAL SOUTHERN DISTRICT IN THE STATE OF NEW YORK AND ANY APPELLATE COURT THEREFROM LOCATED IN NEW YORK, NEW YORK AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS AGREEMENT, THE MERGER OR THE OTHER TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT MAY BE LITIGATED IN SUCH COURTS.  EACH OF THE PARTIES HERETO ACCEPTS FOR ITSELF AND IN CONNECTION WITH ITS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY FINAL AND NONAPPEALABLE JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS AGREEMENT, THE MERGER OR THE OTHER TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.  EACH OF THE PARTIES HERETO FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO SUCH PARTY AT THE ADDRESS SPECIFIED IN THIS AGREEMENT, SUCH SERVICE TO BECOME EFFECTIVE 15 CALENDAR DAYS AFTER SUCH MAILING.  NOTHING HEREIN WILL IN ANY WAY BE DEEMED TO LIMIT THE ABILITY OF ANY PARTY HERETO TO SERVE ANY SUCH LEGAL PROCESS, SUMMONS, NOTICES AND DOCUMENTS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW OR TO OBTAIN JURISDICTION OVER OR TO BRING ACTIONS, SUITS OR PROCEEDINGS AGAINST ANY OTHER PARTY HERETO IN SUCH OTHER JURISDICTIONS, AND IN SUCH MANNER, AS MAY BE PERMITTED BY ANY APPLICABLE LAW.
Section 5.5                          WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
Section 5.6                          Notices.  All notices and other communications hereunder shall be in writing and shall be addressed as follows (or at such other address for a party as shall be specified by like notice):
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If to FRO, to:
Frontline Shipping Ltd.
Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08
Bermuda
Attention:  Inger M. Klemp
 Email: inger.klemp@frontmgt.no
with a copy (which shall not constitute notice) to:

Seward & Kissel LLP
One Battery Park Plaza
New York, NY  10004
Attention: Gary J. Wolfe / James E. Abbott
 Email:  wolfe@sewkis.com/abbott@sewkis.com
If to FRNT, to:
Frontline 2012 Ltd.
Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08
Bermuda
Attention:  Inger M. Klemp
 Email: inger.klemp@frontmgt.no
with a copy (which shall not constitute notice) to:
Advokatfirmaet BA-HR DA
P.O. Box 1524 Vika
NO-0117 Oslo
Norway
Attention:  Robin Bakken
 Email:  rba@bahr.no
(a)            If to any Shareholder: to such Shareholder and its counsel at their respective addresses and facsimile numbers set forth on Schedule 1 hereto.
All such notices or communications shall be deemed to have been delivered and received (a) if delivered in person, on the day of such delivery, (b) if by electronic mail before the close of business of the recipient on the Business Day when transmitted and receipt is confirmed, the day on which such electronic mail was sent, (c) if by electronic mail after the close of business of the recipient on the Business Day when transmitted and receipt is confirmed, on the following Business Day after which such electronic mail was sent; provided in the case of clauses (b) and (c), that such receipt is personally confirmed by telephone, (d) if by certified or registered mail (return receipt requested), on the seventh Business Day after the mailing thereof or (d) if by reputable overnight delivery service, on the second Business Day after the sending thereof.
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Section 5.7                          Amendment.  This Agreement may not be amended with respect to any Shareholder except by an instrument in writing signed by FRO, FRNT and such Shareholder.
Section 5.8                          Extension; Waiver.  At any time before the termination of this Agreement, FRO and FRNT, on the one hand, and the Shareholders, on the other hand, may (a) extend the time for the performance of any of the obligations of the other party hereto, (b) waive any inaccuracies in the representations and warranties of the other party hereto contained in this Agreement or in any document delivered under this Agreement or (c) subject to applicable Law, waive compliance with any of the covenants or conditions contained in this Agreement.  Any agreement on the part of a party hereto to any extension or waiver shall be valid only if set forth in an instrument in writing signed by such party hereto.  The failure of any party hereto to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege under this Agreement.
Section 5.9                          Entire Agreement.  This Agreement (including the schedule hereto) and the Merger Agreement contain all of the terms, conditions and representations and warranties agreed to by the parties hereto relating to the subject matter of this Agreement and supersede all prior or contemporaneous agreements, negotiations, correspondence, undertakings, understandings, representations and warranties, both written and oral, among the parties to this Agreement with respect to the subject matter of this Agreement.  No representation, warranty, inducement, promise, understanding or condition not set forth in this Agreement has been made or relied upon by any of the parties to this Agreement.
Section 5.10                          No Third-Party Beneficiaries.  FRO, FRNT and the Shareholders hereby agree that their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the other parties hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.
Section 5.11                          Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto.  Upon such a determination, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.
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Section 5.12                          Construction.  The parties hereto have participated jointly in the negotiation and drafting of this Agreement, and, in the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof will arise favoring or disfavoring any party hereto by virtue of the authorship of any of the provisions of this Agreement.
Section 5.13                          Assignment.  This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their permitted successors and assigns.  Except in connection with a Permitted Transfer (which Permitted Transfer shall not relieve any Shareholder of its obligations hereunder), no party to this Agreement may assign or delegate, by operation of law or otherwise, all or any portion of its rights or liabilities under this Agreement without the prior written consent of the other parties to this Agreement, which any such party may withhold in its absolute discretion.  Any purported assignment without such prior written consents shall be void.
Section 5.14                          Specific Performance(a)                                                      .  The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, that monetary damages may not be adequate compensation for any loss incurred in connection therewith, and that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal court located in the State of New York or any New York state court, in addition to any other remedy to which they are entitled at law or in equity, and the parties to this Agreement hereby waive any requirement for the posting of any bond or similar collateral in connection therewith.  The parties hereto hereby agree to waive in any action for specific performance of any such obligation (other than in connection with any action for temporary restraining order) the defense that a remedy at law would be adequate.
Section 5.15                          Shareholder Capacity.  Notwithstanding anything contained in this Agreement to the contrary, the representations, warranties, covenants and agreements made herein by each Shareholder are made solely with respect to such Shareholder and the Covered Shares.  Each Shareholder is entering into this Agreement solely in its capacity as the Beneficial Owner of such Covered Shares.  Nothing contained herein, and no action taken by any Shareholder pursuant hereto, shall be deemed to constitute the parties hereto as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the parties hereto are in any way acting in concert or as a group with respect to the obligations or the transactions contemplated by this Agreement.
Section 5.16                          No Ownership Interest.  Nothing contained in this Agreement shall be deemed to vest in either FRO or FRNT any direct or indirect ownership or incidence of ownership of or with respect to any Covered Shares.  All rights, ownership and economic benefits of and relating to the Covered Shares shall remain vested in and belong to the Shareholders, and FRO and FRNT shall have no authority to direct the Shareholders in the voting or disposition of any of the Covered Shares, except as otherwise provided herein.
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Section 5.17                          Fees and Expenses.  All costs and expenses (including all fees and disbursements of counsel, accountants, investment bankers, experts and consultants to a party hereto) incurred in connection with this Agreement shall be paid by the party incurring such costs and expenses.
Section 5.18                          Counterparts; Effectiveness.  This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.  This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto.  Until and unless each party hereto has received a counterpart hereof signed by the other parties hereto, this Agreement shall have no effect and no party hereto shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).  Facsimile signatures or signatures received as a pdf attachment to electronic mail shall be treated as original signatures for all purposes of this Agreement.
[Signature page follows]
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IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the parties to this Agreement as of the date first written above.
FRONTLINE LTD.

By:	/s/ Georgina Sousa
Name: Georgina Sousa
Title: Director

FRONTLINE 2012 LTD.

By:	/s/ Hans Petter Aas
Name: Hans Petter Aas
Title: Director

SHAREHOLDERS:

HEMEN HOLDING LIMITED

By:	/s/ Dimitris Hannas
Name: Dimitris Hannas
Title: Director

SHIP FINANCE INTERNATIONAL LIMITED

By:	/s/ Ole Hjertaker
Name: Ole Hjertaker
Title: Attorney-in-fact

/s/ Inger M. Klemp
Inger M. Klemp

/s/ Robert Hvide Macleod
Robert Hvide Macleod

/s/ Kate Blankenship
Kate Blankenship

/s/ Jens Martin Arveschoug Jensen
Jens Martin Arveschoug Jensen

/s/ Hans Peter Aas
Hans Peter Aas

Schedule 1

SHAREHOLDER INFORMATION
Name and Contact Information	FRO Common Shares	FRNT Common Shares
Hemen Holding Limited John Kennedy Street, IRIS House, Office 740B, 3106 Limassol, Cyprus	26,304,053	148,122,769
Ship Finance International Limited 4th Floor, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM08, Bermuda	55,000,000
Inger M. Klemp Damliveien 4, 0275 Oslo, Norway	16,000	284,000
Robert Hvide Macleod Madserud Alle 28, 0274 Oslo, Norway		326,488
Kate Blankenship Endon Hall,Wick, Pershore Worcestershire WR10 3JS, UK	2,000	3,810
Jens Martin Arveschoug Jensen 94 Chelsea Park Gardens, London SW3 6AE UK		80,191
Hans Petter Aas Høgseteveien 21, N-5244 Fana, Norway		20,000

Exhibit 99.3

Frontline Ltd. and Frontline 2012 Ltd. agree to merge
HAMILTON, BERMUDA – July 1, 2015 – Frontline Ltd. (NYSE/OSE/LSE: FRO) ("Frontline") and Frontline 2012 Ltd. (NOTC: FRNT) ("Frontline 2012") have today entered into an agreement and plan of merger (the "Merger Agreement"), pursuant to which the two companies have agreed to enter into a merger transaction, with Frontline as the surviving legal entity ("the "Surviving Company") and Frontline 2012 as a wholly-owned subsidiary.  Subsequent to the merger, this subsidiary is expected to merge into the Surviving Company (together, the "Combined Company") which will retain the Frontline Ltd. name.
Commenting on the transaction, Chairman of Frontline Ltd. and Frontline 2012 Ltd., John Fredriksen stated:  "By merging Frontline and Frontline 2012 we will regain Frontline's position as a leading tanker Company.  The Combined Company will have a large fleet and a strong balance sheet which puts us in a position to gain further market share through acquisitions and consolidation opportunities. With the current strong tanker market and attractive cash break even rates, we believe the Combined Company will generate significant free cash. The intention is to pay out excess cash as dividends at the Board's discretion. I am very pleased with this merger and I am determined to develop and grow the Company further."
After the merger is completed the Combined Company expects to become one of the world's leading tanker companies with a total fleet of approximately 90 vessels, consisting of approximately 25 VLCCs, 17 Suezmax tankers, 16 MR product tankers and 10 LR2 Aframax tankers. This includes approximately 20 vessels on time charter in or under commercial management. The Combined Company will also have a newbuilding program of approximately 22 vessels, which are scheduled to be delivered in the period 2015 – 2017.

Shareholders in Frontline 2012 as of the time the merger is completed will receive shares in Frontline as merger consideration. Pursuant to the Merger Agreement, one share in Frontline 2012 will give the holder the right to receive 2.55 shares in Frontline. The exchange ratio is based on June 30, 2015 NAV broker estimates for Frontline and Frontline 2012. Frontline is expected to issue a total of approximately 584 million shares to shareholders in Frontline 2012 following cancellation of treasury shares held by Frontline 2012 and Frontline 2012 shares held by Frontline (subject to rounding for fractional shares).
Frontline's ordinary shares are currently listed for trading on the New York Stock Exchange, the Oslo Stock Exchange and the London Stock Exchange and Frontline 2012's ordinary shares are currently registered on the Norwegian over-the-counter list (the "NOTC").  In accordance with the Merger Agreement, the Combined Company will continue Frontlines current three listings.
Completion of the merger is subject to the execution of certain definitive documents, customary closing conditions and regulatory approvals. The merger is also subject to approval by the shareholders of Frontline and Frontline 2012 in special general meetings expected to be held in the fourth quarter of 2015 and the merger is expected to close as soon as possible thereafter.
In connection with the special general meetings, Hemen Holding Limited ("Hemen"), a company indirectly controlled by trusts established by John Fredriksen for the benefit of his immediate family, and holding approximately 13% of the ordinary shares in Frontline and approximately 59% of the ordinary shares in Frontline 2012, and Ship Finance International Limited ("Ship Finance"), holding approximately 28% of the ordinary shares in Frontline, have entered into voting agreements to vote all of their respective shares in favor of the merger.  Approval of the merger requires that a minimum of 75% of the voting Frontline 2012 shareholders and 50% of the voting Frontline shareholders vote in favor of the merger.

Following completion of the merger, Frontline will (subject to rounding for any fractional shares) have approximately 782 million shares outstanding and it is expected that Frontline's current two largest shareholders, Hemen and Ship Finance, will own approximately 52% and 7%, respectively, of the shares and votes in the Combined Company.

Important Information For Investors And Shareholders
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Frontline and Frontline 2012, Frontline will file relevant materials with the Securities and Exchange Commission (the "SEC"), including a registration statement of Frontline on Form F-4 that will include a joint proxy statement of Frontline 2012 and Frontline that also constitutes a prospectus of Frontline, and the joint proxy statement/prospectus will be mailed to shareholders of Frontline 2012 and Frontline. INVESTORS AND SECURITY HOLDERS OF FRONTLINE 2012 AND FRONTLINE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with or furnished to the SEC by Frontline through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with or furnished to the SEC by Frontline will be available free of charge on Frontline's website at http://www.Frontline.bm.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with or furnished to the SEC when they become available.
Forward‐Looking Statements
Matters discussed in this press release may constitute forward‐looking statements.  Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Words, such as, but not limited to "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward‐looking statements.

Forward‐looking statements include, without limitation, statements regarding:
• The effectuation of the transaction between Frontline and Frontline 2012 described above;
• The delivery to and operation of assets by Frontline;
• Frontline's and Frontline 2012's future operating or financial results;
• Future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses; and
• Tanker market trends, including charter rates and factors affecting vessel supply and demand.
The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination of historical operating trends, data contained in records and other data available from third parties. Although Frontline believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the control of Frontline, Frontline cannot assure you that they, or the Combined Company, will achieve or accomplish these expectations, beliefs or projections. In addition to these important factors, other important factors that could cause actual results to differ materially from those discussed in the forward‐looking statements, including the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker shipping capacity, changes in the Combined Company's operating expenses, including bunker prices, drydocking and insurance costs, the market for the Combined Company's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off‐hires and other factors. Please see Frontline's filings with the SEC for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and Frontline disclaims any intention or obligation to update any forward‐looking statements as a result of developments occurring after the date of this communication.

July 1, 2015
The Boards of Directors
Frontline Ltd.
Hamilton, Bermuda

Contact Persons:
Robert Hvide Macleod: CEO, Frontline Management AS
 +47 23 11 40 84

Inger M. Klemp: CFO, Frontline Management AS
 +47 23 11 40 76